                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 10


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                    ELEKTRYON
             (Exact Name of Registrant as Specified in its Charter)

                   Nevada                                                    88-0353324
           (State or Other Jurisdiction of                                (I.R.S. Employer
            Incorporation or Organization                               Identification No.)

   6565 Spencer Street, Suite 206, Las Vegas, NV                               89119
       (Address of Principal Executive Offices)                              (Zip Code)

Registrant's telephone number, including area code                         (702) 361-1719

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                               Name of Each Exchange On Which
to be so Registered                               Each Class is to be Registered
-------------------                               ------------------------------
       None                                                   None

        Securities to be registered pursuant to Section 12(g) of the Act:
                     Common Stock, par value $.001 per share
                     ---------------------------------------
                                (Title of Class)

                                    ELEKTRYON


                                INDEX TO FORM 10


                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                                                                                                  PAGE
Item 1.     Business.............................................................................................    1

Item 2.     Financial Information................................................................................   29

Item 3.     Properties...........................................................................................   34

Item 4.     Security Ownership of Certain Beneficial Owners and Management.......................................   34

Item 5.     Directors and Executive Officers.....................................................................   35

Item 6.     Executive Compensation...............................................................................   36

Item 7.     Certain Relationships and Related Transactions.......................................................   42

Item 8.     Legal Proceedings....................................................................................   42

Item 9.     Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters......   42

Item 10.    Recent Sales of Unregistered Securities..............................................................   43

Item 11.    Description of Registrant's Securities to be Registered..............................................   44

Item 12.    Indemnification of Officers and Directors............................................................   44

Item 13.    Financial Statements and Supplementary Data..........................................................   44

Item 14.    Changes in and Disagreements with Accountants........................................................   45

Item 15.    Financial Statements and Exhibits....................................................................   45

                                    ELEKTRYON


                                     FORM 10


                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  BUSINESS.

         (a) GENERAL DEVELOPMENT OF THE BUSINESS.

         Elektryon, a Nevada corporation (also referred to herein as the "Company"), develops, assembles and has recently begun to market the POWR/MASTR(TM), a natural gas-fueled product designed to generate uninterruptible electricity on-site for the rapidly growing distributed generation market. Elektryon was incorporated on March 1, 1994 under the name Engine Corporation of America. On February 12, 1996, the Company changed its name to Engine World, Inc., and on June 1, 2000, the Company changed its name to Elektryon. Elektryon's principal executive offices are located at 6565 Spencer Street, Suite 206, Las Vegas, Nevada 89119. For a discussion of the risks associated with an investment in Elektryon, see the "Risk Factors" section of this Item 1.

         The Board of Directors of Elektryon has adopted a plan of reorganization (the "Plan of Reorganization"), subject to shareholder approval, pursuant to which Elektryon has entered into an Asset Acquisition Agreement with Solo Energy Corporation ("Solo") under which Solo will acquire substantially all of Elektryon's assets in exchange for (a) $5 million in cash, subject to adjustment, (b) 51,878,788 shares of Solo's common stock, par value $.0001 per share ("Solo Common Stock"), (c) up to 36,363,636 additional shares of Solo Common Stock to the extent Elektryon achieves specified sales and other goals after the closing of the proposed transaction, and (d) Solo's assumption of specified liabilities of Elektryon. The 51,878,788 shares of Solo Common Stock to be received by Elektryon (including shares to be deposited in an escrow account but not including any earn-out shares) together with the shares of Solo Common Stock issuable upon exercise of options to be granted to executive officers of Elektryon upon consummation of the transaction (adjusted by the treasury stock method) will represent approximately 56% of the then outstanding shares of Solo Common Stock after giving effect to (i) the exercise of all then outstanding warrants of Solo to purchase shares of Solo convertible preferred stock at $1.65 per share or less and (ii) the conversion of all then outstanding Solo convertible preferred stock (including the shares of Solo convertible preferred stock referred to in clause (i)). This percentage will be reduced by any future sales of securities by Solo. Elektryon understands that Solo is currently seeking to raise approximately $30 million through the sale of a series of convertible preferred stock at a price equivalent to $1.65 per share of Solo Common Stock. There can be no assurance that any such sale will occur or what the aggregate dollar amount or per share price will be if a sale occurs. The terms governing the proposed transactions (collectively, the "Asset Acquisition") are summarized below. SEE " -- THE REORGANIZATION -- THE ASSET ACQUISITION AGREEMENT."

         In connection with the Asset Acquisition, the Company intends to seek from certain of its shareholders a waiver and release of certain identified potential securities claims which the Company's shareholders may have against the Company and representatives of the Company in connection with the sale of securities of the Company. Shareholders who sign a waiver and release of such claims will receive an additional fraction of a share of common stock, par value $0.001 per share, of Electryon ("Common Stock") for each share of Common Stock they purchased from the Company for more than $11.00 per share in cash or, if they purchased shares from the Company for $11.00 per share or less or did not pay any cash for shares, nominal consideration of $10.00 per holder, regardless of the number of shares held. Solo's obligations under the Asset Acquisition Agreement are conditioned on Elektryon's obtaining such waivers from shareholders representing at least 60% of the aggregate shares of Common Stock held by all of Elektryon's shareholders. Only shareholders of Elektryon who are "accredited investors" (as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act")) will be asked to waive and release such claims at the time of such solicitation. SEE "--THE REORGANIZATION -- THE WAIVER AND RELEASE SOLICITATION."

         If Elektryon's Plan of Reorganization, including the Asset Acquisition Agreement, is approved by Elektryon's shareholders and the Asset Acquisition is consummated, Elektryon will wind up its affairs and transfer its assets to a liquidating trust (the "Liquidating Trust"). Elektryon's shareholders will receive beneficial interests in the Liquidating Trust in proportion to their respective interests in Elektryon. SEE " -- THE REORGANIZATION -- THE LIQUIDATING TRUST."

         (b) FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS.

         The Company operates as a single industry segment within the meaning of Statement of Financial Accounting Standards No. 131.

         (c) NARRATIVE DESCRIPTION OF BUSINESS.

OVERVIEW

         If the Asset Acquisition is consummated, Elektryon will transfer substantially all of its assets to Solo and wind up its business. The following description summarizes Elektryon's current business before the closing of the Asset Acquisition, and will continue to apply if the Asset Acquisition is not consummated and Elektryon continues its business operations.

         Elektryon develops, assembles and has recently begun to market the POWR/MASTR(TM), a product designed to generate uninterruptible electricity on-site for the rapidly growing distributed generation market. Elektryon believes it is one of the first distributed generation companies to commercially manufacture on-site power generation devices that may eventually serve as a baseload power source. The POWR/MASTR(TM) is a specially designed natural gas-fueled reciprocating engine with high fuel efficiency and low emissions levels which produces on-site electricity for a wide range of commercial and industrial applications. The POWR/MASTR(TM) uses patented technological modifications to a standard General Motors ("GM") light duty truck gasoline engine that improve its efficiency, capacity and longevity.

         As of April 2001, Elektryon had installed 21 test units at commercial and industrial sites and had installation agreements for an additional 4 test units. All of the installed units are operating under test arrangements by which the host site receives free use of a POWR/MASTR(TM) in exchange for permitting Elektryon to test the unit in actual use, and use it for promotional purposes.

         The Company believes the POWR/MASTR(TM) can be utilized effectively in a broad range of applications. As a result Elektryon intends to target a number of distributed generation markets, including:

         -        peak shaving,

         -        back up / standby power,

         -        cogeneration, and

         -        resource recovery.

         The Company believes that customers are increasingly looking for ways to manage electricity prices in today's volatile price environment. Elektryon plans to focus product marketing in North America in areas with historically high or volatile average utility prices and, internationally, in areas where basic electric grid infrastructure is deficient or not present. In addition, Elektryon plans to market to customers with increasing demands for high quality, reliable power, primarily to the customers of strategic partners, such as Energy Service Companies ("ESCs") that have large end-user customer bases. The Company believes that the growth of data and telecommunications infrastructure and increase in power disruptions, as reported by the U.S. Department of Energy, should continue to support this marketing channel. Where appropriate, Elektryon expects to work to establish partnerships with local and national corporations to effectively market the POWR/MASTR(TM).

         The Company has recently begun marketing a 100 kilowatt ("kW") POWR/MASTR(TM) that can be used as a peaking or standby power source and, with further development, as a baseload power source. Elektryon works with the local utility in each customer installation to ensure that all the necessary permits are obtained and standby charges are minimized for the customer. The total cost per kilowatt hour to end users consists of installation costs, maintenance costs, capital expenditures for the unit, fuel costs and a monthly standby power charge payable to the local utility. The actual cost will vary based on fuel costs and standby power charges that differ geographically. The unit is easily transportable and up to eight units can be linked to meet large and fluctuating load demands for electricity.

         While Elektryon is currently focused on the commercial development and marketing of the 100 kW POWR/MASTR(TM), the Company is actively continuing research and development efforts as a means to enhance performance and efficiency, add features and functionality to the POWR/MASTR(TM) and develop new units in other kW ranges to satisfy larger and smaller customer needs. SEE "
-- RESEARCH AND DEVELOPMENT."

         Elektryon intends to concentrate primarily on the commercial on-site generation and the premium power markets that on a combined basis is estimated to reach $35 billion in the United States and $100 billion worldwide by 2010. Elektryon believes that large retail chains, supermarkets, restaurants, hotels, and other businesses that traditionally pay high costs for electricity and whose business revenues are directly affected by electricity disruptions, would greatly benefit from the cost savings and reliability associated with the POWR/MASTR(TM). Elektryon also believes that the POWR/MASTR(TM) is well suited for large commercial and office complexes, hospitals, high tech, telecommunications, and other companies that place a premium on reliable, high quality power.

         As of April 2001, Elektryon had installed POWR/MASTR(TM) units in a number of various locations, including 4 units at Kmart, in Linden, N.J. and 1 unit at Albertson's grocery store in Rancho Bernardo, California. These units continue to generate electricity in test and demonstration mode. Elektryon is currently installing four linked POWR/MASTR(TM) units at a

Wal-Mart in Chula Vista, California. In 2000 the Company sold and installed 3 units at West Meadows Ice Arena, Rolling Meadows, Illinois, which units constitute the only sales the Company has made since inception.

         Other than the West Meadows Units, the Company's other installations will undergo testing and review periods, but at this time the Company does not have any purchase or lease agreements with these companies. With the exception of the Albertson's unit and the new Wal-Mart installation, these units, referred to as C-1 units, were prototypes for testing and demonstration. The C-3 units, the Company's commercial product, will be sold or leased to end-user customers or to ESCs that already have large customer bases to whom they will sell electricity, primarily using the C-3 unit as a peaking device. In California, where there are very high charges for peak power in the $0.30 per kW range, the POWR/MASTR(TM) can produce electricity at half the grid price.

PRODUCT

         The POWR/MASTR(TM) is designed to operate efficiently on clean burning natural gas or other vaporous fuels while producing a high amount of power and torque at very low speeds. All of the Company's design improvements to the GM light truck gasoline engine are intended to result in longer life, better fuel efficiency, greater reliability, and environmentally safer operating conditions.

         Elektryon is currently focusing on the commercial development and marketing of a 100 kW C-3 POWR/MASTR(TM) unit. The 100 kW POWR/MASTR(TM) generates electricity using natural gas, propane, butane, or methane for fuel. It is installed at the location where the electricity is in demand. The 100 kW unit uses 10 to 14 therms of natural gas fuel per hour to deliver the 100 kW, significantly better than competing microturbines. Up to eight 100 kW units can be linked together to satisfy a larger customer's electricity needs. This modularity component can also prevent the total loss of electricity upon the shutdown of one unit among multiple units linked together.

TECHNOLOGY

         The base of the POWR/MASTR(TM) technology is an internal combustion engine, the same as that found in a car or truck. Elektryon makes certain patented modifications to the internal combustion engine which are designed to improve the efficiency, reliability, emissions profile and electricity generation capability of the engine. Without the Elektryon patented improvements, Elektryon's base engine, the GM 7.4L engine, produces 60 kW hours of power using 13 therms of fuel, compared to the POWR/MASTR(TM) which produces 100 kW hours of power using 10 to 14 therms of fuel.

         The POWR/MASTR'S(TM) on-site generation system integrates a rotating AC alternator, together with a natural gas fueled, internal combustion power source. This method of coupling these elements with a sophisticated software enabled control and communications system, is advanced within the industry. Innovations incorporated into the product include:

-        total air/fuel mixture cooling,

-        velocity intake manifolds,

-        tuned intake port,

-        tuned exhaust port,

-        pulse loss correction gear train,

-        non-parasitic loss mixture charging,

-        high thermal efficiency, and

-        innovative head and piston design.

         In several POWR/MASTR(TM) applications, multiple POWR/MASTR(TM) units are capable of operating together, while simultaneously operating in parallel with the utility. Utilizing a rotating AC alternator makes paralleling with the utility possible because it generates the same type of voltage, current, and frequency as that which is available from the utility.

RESEARCH AND DEVELOPMENT

         Elektryon intends to significantly expand its current engineering and production staff. From January 1, 1998 through April 30, 2001, Elektryon has expended approximately $16.9 million on research and development. The Company recognizes the importance of research and development to product innovation and expects to spend as much as $5 million to develop the 100 kW C-4 POWR/MASTR(TM) and begin the development of other new products. These potential products include 200 kW and 50 kW POWR/MASTRS(TM). Elektryon believes that the new C-4 unit will incorporate numerous improvements in design to improve efficiency, reduce emissions and noise levels, and reduce the overall manufacturing costs relative to the C-3 unit.

         The research and development team at Elektryon developed the C-3 unit to produce more horsepower than a standard gasoline engine while operating on natural gas. In addition, the C-3 POWR/MASTR(TM) has the ability to produce 100 kW using 10 to 14 therms of natural gas, approximating a 27% to 31% efficiency level. This compares to the lower efficiency level of a standard engine or microturbine, which typically performs in the range of 21% to 27% efficiency. The POWR/MASTR(TM) has met these milestones while being fueled on standard utility natural gas with gas line pressure of 5 psi. The POWR/MASTR(TM) is also characterized by a sophisticated monitoring and control system. All current POWR/MASTR(TM) installations include an Elektryon developed communications line to provide Elektryon with online real time remote access to installed units. Elektryon developed POWR/MASTR'S(TM) monitoring features to alleviate the customer's need to monitor and control its own power plant. The POWR/MASTR'S(TM) on-site energy system can automatically alternate from generating electricity to obtaining electricity from an electric utility during periods when the utility offers lower pricing, adding to the advantages of an on-site energy system.

         To expedite product advancement and development, Elektryon combines the design and engineering accomplishments of its internal staff together with those developed by outside firms. Elektryon utilizes the technological advances from various industries and strongly encourages every contractor and vendor that is affiliated with the POWR/MASTR(TM) to go beyond their specified focus and deliver new ideas and solutions. While some other distributed generation equipment companies rely solely on in-house engineering, Elektryon believes that there are valuable and applicable engineering and technological advances available from outside firms.

         Although cost savings advances in producing parallel interconnect switchgear have been made, advances to further reduce costs are being developed. Elektryon engineers are working to improve accessibility and reliability as it relates to the remote monitoring network.

MANUFACTURING, SOURCING AND QUALITY CONTROL

         The unique engineering design of the POWR/MASTR(TM) facilitates low cost manufacturing, efficient assembly and reliable quality control processes. Elektryon avoids capital intensive manufacturing facilities by out-sourcing the manufacturing of the POWR/MASTR'S(TM) components and assembles these components in its state of the art Odessa, Texas facility. In addition, Elektryon believes that its product cost will decrease if it obtains economies of scale.

MANUFACTURING AND ASSEMBLY

         Elektryon currently assembles units in Odessa. The facility was designed for a manufacturing capacity of 4,800 units per year, although it has not been operated at that rate. The Company has produced a limited number of POWR/MASTR(TM) units for testing in preparation for beginning its commercial operations.

         Prior to release of the product into the manufacturing process, all assembly information is documented in the form of work instructions with digital photographs. All tasks are documented down to each nut, bolt and washer. The assembly process is conducted in a continuous flow environment. All tools necessary to perform each task are assigned to the workstation. Every component is stored at the point of consumption, and is replenished through a just-in-time system by material coordinators. Time studies are performed for every task, thereby allowing the Company to balance the amount of work performed in each operation to ensure that work content does not create bottlenecks, and to better predict output. An Elektryon objective is to increase volumes by decreasing cycle time through the assembling of components in parallel.

         The Company has expansion plans for the Odessa facility designed to increase the overall capacity to 8,400 units per year if sales so require. Elektryon currently is reviewing several sites, both domestic and international, for further expansion to increase manufacturing as needed.

SOURCING

         Elektryon sources most of its components from contract manufacturers and uses standard off the shelf parts where possible. Approximately 80% of the parts used in the POWR/MASTR(TM) are available off the shelf. This strategy is intended to permit the Company to rapidly increase production volumes while maintaining high inventory turns. The POWR/MASTR(TM) components are currently bought through a manual purchase order process, which is expected to be automated with the implementation of a PeopleSoft(TM) materials management system.

     Most of the components are dual sourced, except that the Company does rely on single suppliers for engines, generators, control systems and automatic paralleling switch units. Elektryon's engines are purchased from GM. After disassembling and reassembling the engine using several Company-specific parts, the only section of the stock engine remaining is the block and crankshaft. The entire upper portion of the engine is reassembled with parts designed and manufactured to meet Elektryon's technological specifications for natural gas fueling. Newage Stamford Inc. supplies the current generator and Encorp supplies the current electronic control system. Currently, the only supplier of the electronic controls is Encorp. The Company is in active discussions with another potential supplier of less costly and higher functionality control systems. The Company believes that if relations with any of its sole source suppliers for engines, generators or control systems falter, other manufacturers can supply the required POWR/ MASTR(TM) components. Cutler Hammer is the sole source of the automatic paralleling switch unit used in the POWR/MASTR(TM). The Company is not aware of any other suppliers who would produce these units to the Company's specifications and time requirements. Although the Company is working to redesign the POWR/MASTR(TM) to allow for multiple switch unit sources, the Company could see significant delays and interruptions if its sole source for this component faltered. Elektryon constantly reviews other suppliers' products in order to increase the Company's options for suppliers and to continue improving the functionality of all the components incorporated into the POWR/MASTR(TM).

QUALITY CONTROL

         Elektryon's quality control process is integrated into the manufacturing system. Quality control verifications are performed by manufacturing personnel after each workstation has completed its task. Quality control personnel at points throughout the assembly area perform a redundant verification. A functional test of the finished unit is performed by the quality control department at the end of the assembly process, where 100% of the units are put through a series of real life scenarios and measured against expected standards.

ENVIRONMENTAL COMPLIANCE

         Elektryon is subject to federal and state clean air emission standards as well as noise abatement regulations. Elektryon believes the C-3 unit complies with applicable environmental laws and regulations.

SEASONALITY

         Elektryon believes that its business will not be affected by seasonal factors, except to the extent that interest in alternative sources of electricity such as the POWR/MASTR(TM) may increase during periods when warm weather causes an increase in power usage and electrical rates.

INTELLECTUAL PROPERTY AND PATENTS

         Elektryon regards its patented intellectual property, trademarks, copyrights, service marks, trade dress, trade secrets and similar intellectual property as critical to its success. The U.S. Patent and Trademark Office has issued a patent with more than 90 claims on the POWR/MASTR(TM) technology.

COMPETITION

         The power generation market is highly competitive and undergoing a period of change resulting from restructuring and deregulation of the power industry. The Company believes that superior technologies will compete on the basis of:

-        Cost                        -         Emissions

-        Efficiency                  -         Reliability

-        Scalability                 -         Functionality

-        Manufacturing Capability

         The Company faces competition from electric utilities. The Company also competes with other distributed generation technologies, including microturbines, fuel cells, and solar power technologies. The majority of existing reciprocating engine products of competitive companies are used for back-up power. The most well established of such companies include Caterpillar, Waukesha, Cummins Engine, Detroit Diesel, Generac and Tecogen.

         Elektryon competes with microturbine manufacturers for secondary power applications between 50kW and 500 kW. Microturbine manufacturers include a number of well established companies, the majority of which are either publicly traded on a major securities exchange or subsidiaries of such companies. These include Capstone Turbine Corporation ("Capstone"), EnergyNow (DTE Energy Co., Pratt & Whitney Inc., and Turbo Genset joint-venture), Honeywell (AlliedSignal), Mitsubishi Heavy Industries Ltd., NREC (Igersoll-Rand Co. Inc.), Toyota Motor Corp., Turbec (Volvo/ABB joint-venture) and Elliot. At the present time, the Company believes that only Capstone is shipping commercial products. The Company believes that microturbines will be the distributed generation devices most likely to provide competition due to their current technological development, emissions and cost of production.

         Elektryon does not view fuel cells as a principal competitor due to their high installed capital costs, lack of commercially viable products, and low power output. At the present time, the Company believes that International Fuel Cells, a division of United Technologies Corporation, is the only company commercially producing fuel cells. Publicly traded fuel cell companies include Avista Laboratories Inc., Ballard Power Systems, Fuel Cell Energy, Global Termoelectric, H Power, Manhattan Scientifics, Medis Technologies, Millennium Cell, Plug Power, and Proton Energy Systems.

EMPLOYEES

         As of April 30, 2001, the Company employed 60 persons, of whom 31 were primarily engaged in manufacturing, 5 in research and development activities, 6 in customer service and support and 18 in sales, marketing and general administration services. None of the Company's employees are currently represented by a labor union. Elektryon considers its relations with its employees to be good.

LITIGATION

         On March 9, 2001, Bill Eggar, Mike Lewis and E.L. Energy Connection, Inc. commenced an action against Elektryon and its former Chief Executive Officer, Philip Meisinger, in the District Court of Ector County, Texas alleging that defendants breached (i) an agreement to pay finder's fees to Messrs. Eggar and Lewis for introducing investors to

Elektryon, and (ii) an agreement to buy out an alleged distribution agreement pursuant to which plaintiffs marketed Elektryon's products to prospective customers. Plaintiffs are seeking unspecified money damages, an accounting with respect to proceeds from the sale of shares of Common Stock, and specific performance of the alleged agreement to buy out the alleged distribution agreement for 35,000 shares of Common Stock. The Company believes the asserted claims are not material to its operations and will vigorously defend against the claims.

         In a letter dated April 25, 2001, Controlled Power Company ("CPC") asserted claims against Elektryon for damages arising from Elektryon's alleged failure to perform under a POWR/MASTR(TM) Assembly Agreement between Elektryon and CPC dated as of October 1, 2000 (the "CPC Agreement") pursuant to which the parties agreed, subject to the terms and conditions of the CPC Agreement, that CPC would assemble POWR/MASTR(TM) units from parts supplied by Elektryon. CPC's alleged damages include its alleged costs to prepare for the manufacture of the units of $784,778, CPC's alleged liability for its landlord's alleged costs in the amount of $1 million, and other unspecified damages.

         Under the Asset Acquisition Agreement, Elektryon is obligated to recover from CPC any inventories of Elektryon located at CPC's facility in Troy, Michigan and deliver all such inventories to Elektryon's facilities located in Odessa, Texas within 30 days of the closing of the Asset Acquisition, which Odessa facilities will then be owned by Solo. Elektryon currently has inventory with a book value of $2,360,000 located at CPC's Troy facility.

THE REORGANIZATION

         OVERVIEW

         Elektryon has adopted a Plan of Reorganization, subject to shareholder approval, pursuant to which Elektryon will transfer substantially all of its assets to Solo in exchange for cash, shares of Solo Common Stock and other consideration, as described more fully below. If that transaction closes, Elektryon will wind up its affairs and establish the Liquidating Trust, which will hold for the benefit of Elektryon's shareholders, among other things, the shares of Solo Common Stock obtained in the Asset Acquisition. The Liquidating Trust will distribute its assets, including shares of Solo Common Stock, to the shareholders of Elektryon in proportion to their interest in Elektryon and in accordance with the terms of the Asset Acquisition Agreement, as more fully described below.

         Elektryon's Board of Directors also has approved seeking waivers and releases from shareholders who are Accredited Investors (as defined below) of certain identified potential securities laws claims such shareholders may have against Elektryon and any representative of the Company in connection with the sale of securities of the Company (the "Waiver Offer"). The Company believes that substantially all of its shareholders may have the right to assert such claims, and to seek rescission of their securities purchases or damages, including interest. Each shareholder who is an Accredited Investor and who paid the Company more than $11.00 per share of Common Stock in cash will be offered additional shares of Common Stock in exchange for entering into a waiver and release agreement (the "Waiver and Release Agreement"), which shares are intended to result in an average cost of $11.00 per share to such holders. Such shareholders who paid the Company $11.00 or less per share of Common Stock or did not pay any cash for shares will be paid nominal consideration of $10.00 per holder, regardless of the number of shares held, for entering into a Waiver and Release Agreement. The Asset Acquisition Agreement provides that Solo's obligations under the Asset Acquisition Agreement are conditioned on Elektryon's receipt of executed Waiver and Release Agreements from shareholders holding at least 60% of Elektryon's issued and outstanding Common Stock.

THE ASSET ACQUISITION AGREEMENT

         Pursuant to the Asset Acquisition Agreement, Solo will acquire substantially all of Elektryon's assets (the "Acquired Assets") in exchange for
(a) $5 million in cash, subject to adjustment, (b) 51,878,788 shares of Solo Common Stock, (c) up to 36,363,636 additional shares of Solo Common Stock to the extent Elektryon achieves specified sales and other goals after the closing of the proposed transaction (the "Earn-Out Shares"), and (d) Solo's assumption of specified liabilities of Elektryon. The 51,878,788 shares of Solo Common Stock to be received by Elektryon (including shares to be deposited in an escrow account but not including any Earn-Out shares) together with the shares of Solo Common Stock issuable upon exercise of options to be granted to executive officers of Elektryon upon consummation of the transaction (adjusted by the treasury stock method) will represent approximately 56% of the then outstanding shares of Solo Common Stock after giving effect to (i) the exercise of all then outstanding warrants of Solo to purchase shares of Solo convertible preferred stock at $1.65 per share or less and (ii) the conversion of all then outstanding Solo convertible preferred stock (including the shares of Solo convertible preferred stock referred to in clause (i)). This percentage will be reduced by any future sales of securities by Solo. Elektryon understands that Solo is currently seeking to raise approximately $30 million through the sale of a series of convertible preferred stock at a price equivalent to $1.65 per share of Solo Common Stock. There can be no assurance that any such sale will occur or what the aggregate dollar amount or per share price will be if a sale occurs.
In addition, Solo will grant options (collectively, the "Solo Options") to purchase 1,818,182 shares of Solo Common Stock to Michael Holmstrom, the President of Elektryon, with an exercise price of $0.33 per share, and 1,515,152 shares of Solo Common Stock to Joanne Firstenberg, the General Counsel of Elektryon, with an exercise price of $0.33 per share, which grants are intended to constitute substantially equivalent value to options held by Mr. Holmstrom and Ms. Firstenberg to purchase shares of Common Stock which will be terminated in connection with the Asset Acquisition. The Solo Options will be fully vested upon issuance, as are the options to purchase Common Stock currently held by Mr. Holmstrom and Ms. Firstenberg.

         Additional terms of the Asset Acquisition Agreement are summarized below, which summary is qualified in its entirety by reference to the terms of the Asset Acquisition Agreement, filed as Exhibit 2.1 to this Form 10.

         THE EARN-OUT PROVISIONS. After the closing of the Asset Acquisition (the "Closing"), Solo will issue to Elektryon either an additional (i) 18,181,818 shares of Solo Common Stock if Elektryon achieves the First Performance Goal (as defined below), or (ii) 36,363,636 shares of Solo Common Stock if Elektryon achieves the Second Performance Goal (as defined below). The First Performance Goal will have been achieved if within 90 days of April 16, 2001 (the date the parties signed the Asset Acquisition Agreement), Elektryon or Solo has obtained from an unaffiliated buyer or buyers (A) a purchase commitment for at least 50 C-3 units for delivery by December 31, 2001, and (B) a letter of intent for the delivery of an additional 100 C-3 units in 2001 or 2002. The Second Performance Goal will have been achieved if within 90 days of April 16, 2001 (the date the parties signed the Asset Acquisition Agreement), Elektryon or Solo has obtained from an unaffiliated buyer or buyers (A) a purchase commitment for at least 100 C-3 units for delivery by December 31, 2001, and (B) a letter of intent for the delivery of an additional 200 C-3 units in 2001 or 2002, in each case including units counted toward the satisfaction of the First Performance Goal. Section 2.7 of the Asset Acquisition Agreement contains additional terms regarding the calculation of the earn-out consideration, including terms concerning the minimum sales price per unit and agreements for service of the units.

         CONDITIONS OF SOLO TO CLOSING. The obligations of Solo to consummate and effect the Asset Acquisition Agreement and the transactions contemplated thereby will be subject to the satisfaction at or prior to the closing date of the Asset Acquisition (the "Closing Date") of each of several conditions, any of which may be waived in writing by Solo, including that:

         - there shall have been no material adverse change in the financial condition or results of operations of Elektryon's business (the "Business") on the Closing Date as compared with April 16, 2001;

         - Solo shall have received audited financial statements of Elektryon for the fiscal years ended December 31, 2000, 1999 and 1998 with an opinion from Elektryon's accountants qualified only as to Elektryon's status as a going concern;

         - Elektryon shall have made reasonable provision for the payment of all of its outstanding liabilities when due;

         - Solo shall have received a solvency opinion from Valuation Research Corporation, dated as of the Closing Date, with respect to the solvency of Elektryon;

         - the Commissioner of the California Department of Corporations shall have approved the fairness of the terms and conditions of the issuance of Solo Common Stock to Elektryon after a hearing held pursuant to Section 25142 of the California Corporations Code (the "Fairness Approval"); and

         - Elektryon's Accredited Investors representing at least 60% of the aggregate shares of Common Stock held by all Elektryon shareholders shall have executed Wavier and Release Agreements.

         The Asset Acquisition Agreement contains additional conditions to Solo's obligations to close the Asset Acquisition. For a more complete description of such closing conditions see Article 10 of the Asset Acquisition Agreement.

         CONDITIONS OF ELEKTRYON TO CLOSING. The obligations of Elektryon to consummate and effect the Asset Acquisition Agreement and the transactions contemplated thereby will be subject to the satisfaction at or prior to the Closing Date of each of several conditions, any of which may be waived in writing by Elektryon, including that:

         - there shall have been no material adverse change in the financial condition or results of operations of Solo's business on the Closing Date as compared with April 16, 2000;

         - the Board of Directors of Solo shall consist of either (i) seven members, including two directors designated by Elektryon at Closing and agreed to by Solo, at, or shortly after, the Closing or, in the alternative (at Elektryon's option), (ii) nine members, including three directors designated by Elektryon at Closing and agreed to by Solo, at, or shortly after, the Closing;

         - each employee of Solo shall have signed a proprietary information and inventions agreement;

         - Solo shall have issued the Solo Options to Mr. Holmstrom and Ms. Firstenberg and all outstanding options exercisable for shares of Elektryon held by Mr. Holmstrom and Ms. Firstenberg as of the Closing Date shall have been terminated; and

         - Solo shall have filed an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State in the form annexed to the Asset Acquisition Agreement.

         The Asset Acquisition Agreement contains additional conditions to Elektryon's obligations to close the Asset Acquisition. For a more complete description of such closing conditions, see Article 11 of the Asset Acquisition Agreement.

         REPRESENTATIONS AND WARRANTIES. The Asset Acquisition Agreement contains certain representations and warranties made by Solo and by Elektryon as of the date of the Asset Acquisition Agreement. Each party's representations and warranties are primarily concerned with certain aspects of such party's business including without limitation, its corporate organization, capital structure, obligations with respect to capital stock, authority and non-contravention, financial statements and financial condition, absence of certain changes and events, taxes, title to properties, absence of liens and encumbrances, intellectual property, compliance with laws, permits and restrictions, litigation, brokers' and finders' fees, interested party transactions, employee benefit plans, environmental matters, agreements, contracts, commitments, board approval and insurance coverage and claims. Such representations and warranties will survive the consummation of the transactions contemplated by the Asset Acquisition Agreement and continue until the earlier of (i) the one year anniversary of the Closing Date and (ii) the closing of Solo's initial public offering (the "Survival Termination Date"); provided that if any claims for indemnification have been asserted with respect to any such representations, warranties and covenants prior to the Survival Termination Date, the representations, warranties and covenants on which any such claims are based shall continue in effect until final resolution of such claims. For a more complete description of the representations and warranties made by each party to the Asset Acquisition Agreement, see Article 4 and Article 5 of the Asset Acquisition Agreement.

         INDEMNIFICATION OF SOLO FROM ESCROW FUND. As a condition to the Closing of the Asset Acquisition, Solo, Elektryon, and Chase Manhattan Bank and Trust Company (the "Escrow Agent") will enter into an Escrow Agreement providing for the escrow of 10,909,091 shares of Solo Common Stock ("the Escrow Shares") to be issued under the Asset Acquisition Agreement (the "Escrow Fund"). These shares will be held in escrow until the earlier of the twelve month anniversary of the

Closing Date or the consummation of Solo's initial public offering (the "Escrow Period"); provided, however, that a portion of the Escrow Shares, which (as set forth in a certificate of Solo) is necessary to satisfy any unsatisfied claims specified in any officer's certificate delivered to the Escrow Agent prior to termination of the Escrow Period with respect to the facts and circumstances existing prior to the expiration of the Escrow Period, will remain in the Escrow Fund until such claims have been resolved. Pursuant to the terms of the Asset Acquisition Agreement and in connection with the Escrow Agreement, Elektryon will indemnify Solo from and against any and all losses, costs, damages, liabilities and expenses arising from claims, demands, actions, or causes of action arising out of any misrepresentation or breach of or default in connection with any of the representations, warranties, covenants and agreements given or made by Elektryon in the Asset Acquisition Agreement, or any exhibit or schedule to the Asset Acquisition Agreement. Any individual claim by Solo for indemnification must relate to an individual claim in excess of $50,000 and in an aggregate amount exceeding $150,000, and the total amount of damages to be indemnified by Elektryon will not exceed $7.5 million. Solo shall similarly indemnify Elektryon from and against any and all losses, costs, damages, liabilities and expenses arising from claims, demands, actions, or causes of action arising out of any misrepresentation or breach of or default in connection with any of the representations, warranties, covenants and agreements given or made by Solo in the Asset Acquisition Agreement or any exhibit or schedule to the Asset Acquisition Agreement, subject to the same minimum of $50,000 and $150,000 and maximum of $7.5 million.

         In addition to the shares of Solo Common Stock held in the escrow, $1,000,000 of the cash payable by Solo to Elektryon under the Asset Acquisition Agreement will be held in an interest bearing escrow account and will be distributed to Elektryon within ten days following the approval by Solo of Elektryon's Closing Date balance sheet (which will set forth its inventories, accounts receivable and trade payables as of the Closing). Solo will be entitled to make claims against such escrowed cash to the extent the value of Elektryon's inventories and accounts receivable decrease between execution of the Asset Acquisition Agreement and consummation of the Acquisition, and to the extent Elektryon's trade payables exceed $3,000,000 at Closing. For a more complete description of the indemnification and escrow provisions applicable to the Acquisition, see Article 2 and Article 12 of the Asset Acquisition Agreement.

         ELEKTRYON'S CONDUCT PRIOR TO THE EFFECTIVE TIME. Elektryon has agreed that, until the earlier of the Closing or the termination of the Asset Acquisition Agreement, Elektryon will provide Solo with reasonable access to its representatives, personnel, the Elektryon assets to be assumed by Solo and to all existing books, records, tax returns, work papers and other documents and information relating to Elektryon and provide copies of all such documents to Solo.

         Elektryon has agreed that, during the pre-Closing period, it will conduct its business in the ordinary course and in substantially the same manner as previously conducted. Elektryon has further agreed to pay debts and obligations when due, and to preserve its business organization, keep available the services of its current officers and employees and maintain its relationships with all suppliers, customers, landlords, creditors, employees and other persons having business dealings with Elektryon.

         Elektryon has agreed that it (a) will not create, incur or assume (i) any borrowings under capital leases, or (ii) any obligation that would in any material way affect the Business, the Acquired Assets or Solo's ability to conduct the Business in substantially the same manner and condition as conducted by Elektryon on the date of this Agreement; (b) will not change in any material manner the compensation of, or agree to provide additional benefits to, or enter into any employment agreement with, any employee except in the normal course of business consistent with past practice; (c) will maintain insurance coverage in amounts adequate to cover the reasonably anticipated risks of the business conducted with the Acquired Assets; (d) will not acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Business; (e) will not sell, dispose of or encumber any of the Acquired Assets or license any Acquired Assets to any person, other than the sale of C-1 units currently included in Elektryon's inventories but only if such units have been modified to become C-3 units meeting certain criteria set forth in the Asset Acquisition Agreement; provided, that any proceeds from such sale shall be immediately applied to Elektryon's trade payables or included in the Acquired Assets to be transferred to Solo pursuant to this Agreement; (f) will not engage in any special promotion that promotes the sale of inventories with highly discounted terms; (g) will not enter into any agreements or commitments relating to the Business, including any agreement relating to the acquisition of additional inventories, except on commercially reasonable terms in the ordinary course of business of the Business; (h) will comply in all material respects with all laws and regulations applicable to the Business; (i) will not enter into any agreement with any third party for the distribution of any of the Acquired Assets; (j) will use reasonable efforts to assist Solo in employing after the Closing Date those employees to whom offers of employment are made by Solo, and will not (and will cause its affiliates not to) solicit such employees to remain in the employ of Elektryon or any of its affiliates after the Closing Date; (k) will not change or announce any change to the products or services sold by the Business except with Solo's written consent or at Solo's request;
(l) will not materially violate or materially amend or change in any way adverse to Elektryon the terms of any of the Contracts; (m) will not assign, sell or otherwise convey to any third party, without obtaining Solo's prior written consent, any of its accounts receivable prior to the Closing Date; (n) will (i) recover any inventories or other assets related to Elektryon's agreement with CPC, including those located in Troy, Michigan (See "- Litigation" for a description of claims CPC has asserted against Elektryon); (ii) recover any inventories or other assets located in Midland, Texas; (iii) recover any inventories or other assets located in La Jolla, California; and (iv) deliver all of such inventories and assets to Elektryon's facilities in Odessa, Texas within 30 days of Closing.

         Elektryon has also agreed that it will not take any action to solicit or encourage the initiation of any inquiry, proposal or offer from another person relating to a possible Third Party Acquisition (as defined in Section 6.4 to the Asset Acquisition Agreement). Elektryon will promptly notify Solo in writing of any material inquiry, proposal or offer relating to a possible Third Party Acquisition. Elektryon will keep Solo fully informed of the status and details of any such inquiry, proposal or offer. If, however, the Elektryon Board by a majority vote determines in its good faith judgment, after consultation with counsel reasonably acceptable to Solo, that it is required to do so in order to comply with its fiduciary duties, the Elektryon Board may withdraw its recommendation of the transactions contemplated by the Asset Acquisition (See "-- Litigation" for a description of claims CPC has asserted against Elektryon)

Agreement or approve or recommend a Superior Proposal (as defined below in Section 6.4 of the Asset Acquisition Agreement).

         In addition, Elektryon has agreed that following the Closing, it will not distribute any shares of Solo Common Stock to its shareholders until the earlier of (A) the consummation of Solo's initial public offering or (B) the date two years following the Closing Date; provided, however, that Elektryon may transfer such shares to the Liquidating Trust; and provided further, that if, in the reasonable opinion of Solo, the Fairness Approval provides an adequate exemption from registration of such shares under federal and state securities laws, Elektryon may transfer such shares to its shareholders on the day immediately preceding the last date on which such distribution would be exempt from registration under the Securities Act on the basis of the Fairness Approval. In the event that the Fairness Approval does not provide such exemption, Solo shall register the distribution of such shares from the Liquidating Trust to Elektryon's shareholders. Elektryon has also agreed in connection with an initial public offering of Solo Common Stock, Elektryon's founders, directors, officers and shareholders holding a percentage of shares of Solo Common Stock specified by Solo's managing underwriter will not transfer shares of Solo Common Stock without Solo's consent during the period beginning on the date of the final prospectus of such offering and ending on a date specified by Solo (provided that such period will not exceed the lesser of (A) the lock-up applicable to Solo's directors, officers and affiliates, and (B) 180 days).

         RIGHT OF FIRST OFFER TO ELEKTRYON. Solo has agreed to grant to Elektryon and its Accredited Investor shareholders a right of first offer with respect to the sale by Solo of shares of its preferred stock in its next equity financing. Upon written notification by Solo, Elektryon or any of its Accredited Investor shareholders may elect to purchase at the price and on the terms specified in such notice up to that portion of such preferred stock offering that equals the proportion that the number of shares of Solo Common Stock issued and held by Elektryon bears to the total number of shares of Solo Common Stock then outstanding. These first offer rights are subject to adjustments and exemptions set forth in Section 8.6 of the Asset Acquisition Agreement.

         TERMINATION. The Asset Acquisition Agreement can be terminated for certain reasons including: (i) by mutual written consent of Solo and Elektryon;
(ii) by Solo or Elektryon if any governmental entity shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Asset Acquisition Agreement;
(iii) by Elektryon if the Elektryon Board has received a Superior Proposal and has complied with the provisions of Section 6.4(b) of the Asset Acquisition Agreement regarding other bids for the assets or stock of Elektryon; (iv) by Solo if (A) the Elektryon shall have breached any of its covenants or agreements under Section 6.4(b) of the Asset Acquisition Agreement or (B) if the Elektryon Board shall have recommended to Elektryon's shareholders a Superior Proposal; or
(v) by either party if the Closing does not occur by June 30, 2001, other than due to a breach of the Asset Acquisition Agreement by the party seeking to terminate. Elektryon will pay Solo $500,000 if the Asset Acquisition Agreement is terminated by Solo because Elektryon has breached any of its covenants or agreements under Section 6.4(b) of the Asset Acquisition Agreement or by either party because Elektryon's Board of Directors has received a Superior Proposal.


         BOARD RIGHTS. The Board of Directors of Solo shall consist of either
(i) seven members, including two directors designated by Elektryon at the Closing and agreed to by Solo, or (ii) in the alternative at Elektryon's option, nine members, including three directors designated by Elektryon at the Closing and agreed to by Solo. Following the Closing, Solo's Amended and Restated Certificate of Incorporation shall provide that in the event there are seven board members, a majority of each of the Series A Preferred, Series B Preferred, Series C Preferred and Series D Preferred holders will be entitled to designate one board member to represent each respective Series of Preferred Stock, a majority of the holders of Solo's Common Stock will be entitled to designate two board members, and a majority of the holders of Solo's Preferred Stock and Common Stock, voting together, shall be entitled to designate one board member. Alternatively, in the event there are nine board members, a majority of each of the Series A Preferred, Series B Preferred, Series C Preferred and Series D Preferred holders will be entitled to designate one board member to represent each respective Series of Preferred Stock, a majority of the holders of Solo's Common Stock will be entitled to designate three board members, and a majority of the holders of Solo's Preferred Stock and Common Stock, voting together, shall be entitled to designate two board members.

THE WAIVER AND RELEASE SOLICITATION

         A condition to Solo's obligations under the Asset Acquisition Agreement is that Elektryon obtain waivers of specified securities claims shareholders may have against Elektryon and any representative of the Company from its Accredited Investor shareholders holding at least 60% of the issued and outstanding shares of Elektryon Common Stock. Elektryon currently is in the process of seeking to obtain the Waiver and Release Agreements. An "Accredited Investor" is an investor who meets the definition of such term set forth in Rule 501 of Regulation D promulgated under the Securities Act.

         In consideration for entering into a Waiver and Release Agreement, Elektryon will issue an additional fraction of a share of Common Stock with respect to each share of Common Stock purchased by a shareholder from the Company at a price in excess of $11.00 per share in cash, as set forth in the following table. The issuance of the additional shares of Common Stock will have the effect of reducing the participating shareholder's average purchase price per share to approximately $11.00. The total number of shares of Common Stock that each such shareholder will receive will be rounded down to the nearest number of whole shares.

                                             Additional Number of Shares of Common Stock
        Purchase Price Paid Per Share of     to be Distributed Per Share of Common Stock
                  Common Stock                                Purchased
                  ------------                                ---------
                     $14.71                                    0.33727
                     $14.99                                    0.36273
                     $15.00                                    0.36364
                     $15.02                                    0.36545
                     $16.00                                    0.45455
                     $17.14                                    0.55818
                     $17.99                                    0.63545
                     $20.00                                    0.81818

         Shareholders who purchased shares from the Company for $11.00 per share or less or did not pay any cash for shares and who enter into a Waiver and Release Agreement will receive nominal consideration of $10.00 per holder, regardless of the number of shares held.

         Each shareholder who enters into a Waiver and Release Agreement will waive and release claims against Elektryon and its representatives in connection with their purchase of Common Stock from the Company based upon the following:

         - any violation or alleged violation of any applicable securities law registration requirement;

         - any statement or omission relating to whether a public offering of Elektryon Common Stock will occur, when it will occur, what the Company's valuation will be in the public offering, or at what price shares of Common Stock will trade if there is a public offering;

         - any statement or omission as to what the Company's valuation was, is or will be if it does not complete a public offering, or at what price shares of Common Stock might be sold if the Company does not complete a public offering;

         - any statement or omission as to whether there will be a split of the shares of the Common Stock or what the value per share of Common Stock will be after a split;

         - any statement or omission relating to the amount of the backlog, if any, of orders for the Company's products or proposed products;

         - any statement or omission regarding whether indications of interest by prospective customers were "near orders;"

         - any statement or omission as to the development status of the Company's products or proposed products and the technology related thereto;

         - any statement or omission regarding the prospective operating life of the Company's products or proposed products, the need or absence of need for maintenance, maintenance intervals and whether the Company will provide any warranty of performance;

         - any statement or omission regarding the Company's products installed at Kmart stores and other locations operating properly when, in fact, the units were not operating properly and were maintained on a continuing basis by technicians at a high cost to the Company;

         - any statement or omission regarding whether Kmart, Wal-Mart or any other potential customer was close to signing a purchase order for the Company's products or proposed products;

         - any statement or omission regarding problems with the technology employed in the Company's products or proposed products, such as the premature failure of pistons;

         - any statement or omission regarding problems encountered in a test by General Electric of the Company's products;

         - any statement or omission regarding Apache Oil Company's rejection of the Company's products and a subsequent agreement between the Company and Apache to pay Apache for electricity;

         - any statement or omission regarding potential customer dissatisfaction with the Company's products because of noisy operation;

         - any statement or omission relating to the availability to the Company of investment funds, although the Company had not received such funds and that financing transactions had not been completed;

         - any statement or omission relating to the alleged interest of Goldman Sachs and Credit Suisse First Boston in the Company and its products or proposed products;

         - any statement or omission regarding whether or when the Company's products or proposed products were or would be commercially viable;

         - any statement or omission regarding the absence of government permits needed so that the Company's products could be installed quickly;

         - any statement or omission regarding the low level of installation and service capacity available to prospective customers from the Company's personnel;

         - any statement or omission regarding the sales by the founders or other representatives of the Company of shares of Common Stock to the Company in exchange for the cash proceeds of sales of stock by the Company to third party investors; and

         -        any statement or omission inconsistent with this Form 10.

THE LIQUIDATING TRUST

         The transfer of Elektryon's assets under the Asset Acquisition Agreement is structured as a tax-free reorganization and this requires that Elektryon be dissolved and that its assets, net of its liabilities, be distributed to its shareholders. Elektryon intends to establish a Liquidating Trust for the benefit of its shareholders. The Company expects that immediately following the consummation of the Asset Acquisition it will wind up its affairs and transfer its non-cash assets to the Liquidating Trust. The Liquidating Trust will hold the shares of Solo Common Stock issued to Elektryon at the Closing and any additional shares of Solo Common Stock that may be released from the Escrow Fund or earned by Elektryon as additional consideration under the earn-out provisions of the Asset Acquisition Agreement, net of any shares payable as broker's fees or finder's fees. The Directors of Elektryon will serve as the Trustees of the Liquidating Trust.

         All of the outstanding shares of Elektryon's Common Stock will be deemed cancelled when Elektryon transfers its assets to the Liquidating Trust. Elektryon's shareholders will receive interests in the Liquidating Trust based on their proportional ownership interest in Elektryon. The interests in the Liquidating Trust will not be certificated and will not be transferable except by will, the laws of descent and distribution or the operation of law and shall not carry any voting rights. Subsequently, the Liquidating Trust will distribute its assets, including the Solo Common Stock, to the Elektryon shareholders based on their ownership interest in the Liquidating Trust. It is contemplated that the adoption of the Plan of Reorganization by Elektryon's shareholders and the establishment of the Liquidating Trust will occur only in connection with and following the closing of the Asset Acquisition.

                       FEDERAL INCOME TAX CONSEQUENCES TO

                    ELEKTRYON AND THE ELEKTRYON SHAREHOLDERS

             The following discussion is a summary of the material United States federal income tax consequences to Elektryon and to a holder of Elektryon Common Stock of the Asset Acquisition and the subsequent distributions of Solo Common Stock and any remaining other assets of Elektryon to the Liquidating Trust (the "Liquidation"). The Liquidating Trust will subsequently distribute its assets to Elektryon's shareholders. The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, administrative rulings and pronouncements, and judicial decisions as of the date hereof, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of federal taxation that may be relevant to particular Elektryon shareholders in light of their personal investment circumstances or to Elektryon shareholders subject to special treatment under the Code (including insurance companies, tax- exempt organizations, financial institutions, dealers, regulated investment companies, shareholders who received their shares through the exercise of employee stock options or otherwise as compensation, foreign corporations and persons who are not citizens or residents of the United States and shareholders who hold their shares as part of a straddle, hedge or conversion transaction) who may be subject to tax rules that differ significantly from those described below. In addition, this discussion does not include a discussion of any state, local or foreign tax consequences.

             EACH ELEKTRYON SHAREHOLDER IS URGED TO CONSULT THAT SHAREHOLDER'S TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THAT SHAREHOLDER OF THE ASSET ACQUISITION AND THE LIQUIDATION, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

             Elektryon believes, although the matter is not free from doubt, that for federal income tax purposes the Asset Acquisition and Liquidation should qualify as a reorganization within the meaning of Code section 368(a). This belief of the Company is not binding on the Internal Revenue Service (the "Service") and no assurance can be given that the Service will not challenge the tax treatment of the Asset Acquisition and the Liquidation and that such challenge will not be upheld by the courts.

             TAXATION OF ELEKTRYON SHAREHOLDERS. Assuming that the Asset Acquisition and the Liquidation qualify as a reorganization under Code section 368(a), an Elektryon shareholder will not recognize gain or loss upon the transfer by Elektryon of Solo Common Stock to the Liquidating Trust or a subsequent distribution to that shareholder. The shareholder will recognize gain (but not loss) with respect to any property other than Solo Common Stock (including cash) distributed to the Liquidating Trust, in an amount, with respect to each block of Elektryon Common Stock held by the shareholder, equal to the LESSER of (i) the excess, if any, of (A) the value of the property (including Solo Common Stock, cash and promissory notes) distributed to the Liquidating Trust with respect to that block of Elektryon Common Stock over (B) the shareholder's tax basis in that block of Elektryon Common Stock, and (ii) the value of the property other than Solo Common Stock distributed by Elektryon to the Liquidating Trust with respect to that block of Elektryon Common Stock. Any such gain recognized by an Elektryon shareholder that held the Elektryon stock as a capital asset should be capital gain, which would be long-term or short-term depending on the Elektryon shareholder's holding period in the respective block of Elektryon Common Stock. The shareholder's tax basis in the Solo Common Stock will equal the shareholder's basis in the Elektryon Common Stock, increased by the amount of any gain recognized by the shareholder, and decreased by the amount of property other than Solo Common Stock distributed to the Liquidating Trust with respect to that shareholder's Elektryon Common Stock. The shareholder's holding period in the Solo Common Stock will include the shareholder's holding period in the Elektryon Common Stock.

             If the Asset Acquisition and the Liquidation were determined not to constitute a Code section 368(a) reorganization, an Elektryon shareholder would recognize gain or loss in an amount equal to the difference between (i) the value of the property (including Solo Common Stock, cash and promissory notes) distributed to the Liquidating Trust with respect to that shareholder's Elektryon Common Stock and (ii) the shareholder's tax basis in his or her Elektryon Common Stock. Such gain would be capital gain if the Elektryon Common Stock was held as a capital asset, and would be long-term or short term depending on the shareholder's holding period in the Elektryon Common Stock. In that case, the shareholder's tax basis in the Solo Common Stock would be equal to the value of that stock at the time of transfer to the Liquidating Trust.

             The Liquidating Trust and the shareholder could also be liable, as a transferee, for a portion of Elektryon's tax liability arising out of the Asset Acquisition and Liquidation, which is discussed below.

             TAXATION OF ELEKTRYON. Assuming that the Asset Acquisition and the Liquidation qualify as a Code section 368(a) reorganization, Elektryon will not recognize gain or loss with respect to the receipt from Solo of the Solo Common Stock or the distribution of that stock to the Liquidating Trust. Elektryon will recognize gain (i.e., the excess of (i) the value of the total consideration received from Solo, including the Solo Common Stock and the assumption of liabilities, over (ii) Elektryon's tax basis in the assets transferred to Solo) to the extent of the amount of cash Elektryon receives from Solo is not distributed to the Liquidating Trust (this gain may be offset by any deductions Elektryon obtains with respect to expenditures of that cash).

             If the Asset Acquisition and the Liquidation were determined not to constitute a Code section 368(a) reorganization, Elektryon would recognize gain in an amount equal to the entire excess of (i) the value of the consideration received from Solo (including the Solo Common Stock) over (ii) Elektryon's tax basis in the transferred assets. Elektryon would also recognize gain or loss upon the distribution of the Solo Common Stock to the Liquidating Trust, in an amount equal to the difference between the value of that stock when received by Elektryon and its value at the time of distribution to the Liquidating Trust.

             The Liquidating Trust and an Elektryon shareholder could be liable for any Elektryon tax not paid by the corporation, to the extent of the value of the property (including Solo Common Stock) distributed to the Liquidating Trust or to that shareholder, respectively.

SOLO ENERGY CORPORATION'S BUSINESS

         Solo is in the business of developing cost effective, clean, reliable energy services through the use of its proprietary distributed generation technology platform. This platform is based on its Wireless Energy microturbine, a small gas turbine that is protected by existing and pending patents. Solo believes its microturbine will be cleaner, more efficient, lower in cost, more reliable and have better load following characteristics than other microturbines. Combining this proprietary technology with fixed cost fuel to be procured by Solo's strategic investors is expected to enable Solo to effectively eliminate price volatility for its potential customers while providing superior energy service and reliability. Solo believes that its business model is unique among distributed generation market competitors. Unlike its competitors, Solo intends to sell energy service, not hardware.

         Solo has established strategic alliances with Enron North America Corp. and SCANA Resources, Inc., a wholly-owned subsidiary of SCANA Corporation, for the procurement of fuel, the implementation of its commercial test program and the distribution of energy services. Solo expects that its first commercial prototype units will be delivered in 2001. Solo's commercial test program is intended to include the installation of up to 50 microturbines at 10-15 sites in SCANA's service territory. Solo and its strategic partners plan to begin marketing energy service contracts in 2002.

         Solo's headquarters are located in Alameda, California. As of March 31, 2001 it had 38 employees, of whom 26 were in research and development, nine were in general and administrative, and three were in sales and marketing functions. In addition, as of the same date, Solo had three full-time consultants associated with research and development and one part-time employee associated with general and administrative functions.

RISK FACTORS RELATING TO ELEKTRYON'S BUSINESS

         Following are certain risk factors relating to an investment in Elektryon. Elektryon believes that these risk factors also may apply to Solo's business because both companies are early stage companies in the on-site power generation business.

POTENTIAL RESCISSION LIABILITY

         The Waiver Offer is being made to all "accredited investors" (as defined in Rule 501 under the Securities Act) (the "offerees") who purchased shares of Common Stock from the Company ("Subject Securities"). If all of the offerees holding the Subject Securities accept the Waiver Offer, the Company estimates that it will be required to make nominal cash payments and issue fewer than two million shares of Common Stock. The Company estimates that if all of the non-accredited investors who purchased Common Stock from the Company were to successfully assert rescission rights, it would be required to make payments to them equal to the price they paid for their securities plus the aggregate amount of interest at the statutory interest rates from the date of issuance to the date of rescission. The Company also estimates that if the holders of all shares of Common Stock were to successfully assert rescission rights, it would be required to make payments aggregating approximately $45,000,000 plus the aggregate amount of interest at the statutory interest rates from the date of issuance to the date of the rescission offer. The Company currently has no cash available to fund the potential rescission liability. The Company would be required to seek capital through equity financing or the sale of assets to fund its rescission liability, and there can be no assurance that sufficient financing could be obtained on terms acceptable to it or at all. If the Company were unable to obtain additional financing to satisfy any demand for rescission it will continue to be subject to claims from the holders of the Common Stock for possible violations of applicable state and federal securities laws.

         There can be no assurance that claims asserting violations of state or federal securities laws will not be asserted notwithstanding the Waiver Offer. Furthermore, there can be no assurance that the Company will not be subject to penalties or fines relating to past securities issuances or that the offerees or other holders of the Common Stock will not assert and prevail in claims against the Company for rescission or damages under federal or state securities laws. Even if the Company were successful in defending any securities law claims, the assertion of such claims against the Company would result in costly litigation and significant diversions of effort by the Company's management. In addition, the Waiver Offer will not prevent the Securities and Exchange Commission (the "Commission") or any state securities commission from pursuing enforcement action against the Company with respect to any alleged violations of federal or state securities laws. The occurrence of any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations.

LIMITED OPERATING HISTORY

         The Company has a limited operating history. Given the Company's limited operating history, there can be no assurance that it will be able to generate sufficient cash flow to achieve its objectives and sustain its business.

         The Company is unable to predict with certainty how customer demand for the POWR/MASTR(TM) may develop over time. The Company's likelihood of success must be considered in light of the expenses, difficulties, complications, problems and delays frequently encountered in connection with the growth of a new business, the development of new technology, and the competitive and regulatory environment in which the Company operates. The Company has made no material sales to date and has generated cumulative losses of approximately $27.3 million from inception in 1994 through December 31, 2000.

ACCESS TO ADDITIONAL CAPITAL

         The Company expects that it will require significant capital in the future to fund the continued development of its business and for working capital purposes. Such capital may not be available on terms satisfactory to the Company, if at all. The Company's capital and credit requirements will depend on numerous factors, including the pace and success of customer acquisition and associated increase in sales and production, the growth of its revenues, if any, and the rate of such growth. Elektryon believes it currently has sufficient capital to meet its cash flow requirements over the next two months. As a result, the Company will need to raise additional capital in the near future. The timing of the need for additional capital will also be affected by the extent to which holders of Common Stock assert or prevail in claims against the Company for rescission or other damages. If the Company's cash flow from operations is not sufficient to provide funds for working capital, capital expenditures and the potential rescission liability and if equity or debt or other financing is not available, the Company expects that it may experience insufficient liquidity. If adequate funds are not available on acceptable terms, the Company may have to delay or limit any further expansion of its business. Any inability to fund the Company's future capital requirements could have a material adverse effect on its business, financial condition and operating results.

INABILITY TO EFFECTIVELY MANAGE GROWTH

         If the Company is successful in executing its business plan, the Company will experience growth in its business that could place a significant strain on its management and other resources. The Company's failure to manage its growth effectively could have a material adverse effect on its business, financial condition and operating results.

LIMITED PRODUCT OFFERING

         The Company has only one available product that has any operating history at customer test sites, the C-3 POWR/MASTR(TM). To generate revenue, the Company must commercially introduce to the market the C-3 unit and other products the Company is developing in a timely manner. Even if the Company is able to commercially introduce products, they may not achieve market acceptance. This would substantially impair the Company's revenue prospects and could have a material adverse effect on its business, financial condition and operating results.

INABILITY TO GENERATE MARKET DEMAND

         The Company's product is new and the it does not know whether its targeted customers will accept its technology or will purchase its product in sufficient quantities to grow its business. If a mass market fails to develop for onsite energy generation or develops more slowly than the Company anticipates, it may be unable to recover the losses it has incurred to develop its products, it may be unable to meet its operational expenses and the Company may be unable to achieve profitability. The development of a mass market for its products may be impacted by many factors which are out of the Company's control, including:

         -        the cost competitiveness of the POWR/MASTR(TM),

         - the future costs and availability of fuels used by the POWR/MASTR(TM),

         -        consumer reluctance to try a new product,

         -        consumer perceptions of the safety of the POWR/MASTR(TM),

         -        regulatory requirements, and

         - the emergence of newer, more competitive technologies and products.

WARRANTY RISK

         Incorporated into the proposed unit price for the POWR/MASTR(TM) is a $10,000 maintenance fee designed to cover all maintenance and service costs for the unit over its life, which is estimated to be a minimum of two years. Because the Company has had no material sales, it has not recorded a warranty reserve charge. While the Company believes that the $10,000 maintenance fee is adequate, it may not be sufficient to cover its warranty expenses in the future. Although the Company will attempt to reduce its risk of warranty claims through warranty disclaimers, the Company cannot assure you that its efforts will effectively limit its liability. Any significant incurrence of warranty expense could have a material adverse effect on its financial condition and operating results.

DEPENDENCE ON HIRING AND RETAINING KEY PERSONNEL

         The Company's success depends to a significant degree upon the skills of its key employees, including Michael Holmstrom, its President, Joanne Firstenberg, its General Counsel, and Brian Mewhort, its Vice President of Operations, and its ability to identify, hire, and retain additional sales, marketing, and financial personnel. The Company may be unsuccessful in retaining its existing key personnel or in attracting and retaining additional key personnel. The loss of services of key personnel, or the inability to attract, hire and retain additional qualified personnel could have a material adverse effect upon its business and operating results.

         The Company may not be able to hire and retain the technical personnel necessary to continue its product development and production expansion, which could cause delays in its business plan. The Company has historically experienced, and expects to continue to experience, delays in filling technical positions. In addition, it is vital that the Company secures support personnel, either internally or externally, to handle all service and maintenance associated with the POWR/MASTR(TM). It cannot be assured that as the Company grows the Company will be able to adequately supply such services. Competition is intense for qualified technical personnel, and in particular skilled engineers.

SALES AND DISTRIBUTION RISK

         The Company needs to develop a professional sales and marketing staff in order to implement its business plan. The expense of such internal expansion will be significant and may exceed the net revenues generated through such efforts. The Company's sales and marketing team may not be able to successfully compete against the more extensive and well-funded sales and marketing operations of its current and future competitors. The Company's inability to recruit, or its loss of, important sales and marketing personnel, or the inability of new sales personnel to effectively sell and market its POWR/MASTR(TM) product could have a material adverse effect on its business and operating results.

         The Company is in the early stages of developing its distribution network. In order to develop its customer base, the Company believes that it must enter into strategic marketing alliances or similar collaborative relationships, in which the Company allies itself with companies that have customers who require on-site energy resources. The Company may not be able to identify appropriate distributors on a timely basis, and the distributors with whom it partners may not focus adequate resources on selling its product or may be unsuccessful in selling it. In addition, the Company may be unable to negotiate collaborative relationships on favorable terms, or at all. The lack of success of its collaborators in marketing its product may adversely affect its financial condition and operating results.

DEPENDENCE ON SUPPLIERS AND THIRD-PARTY MANUFACTURERS

         Although the Company generally attempts to use standard parts and components for its product, certain components are currently available only from a single source or from limited sources. For example, the Company currently purchases all of its software and controls, which are related to its remote monitoring and control capabilities, from Encorp. The Company also depends on GM to supply the base engine block that is significantly modified to assemble the POWR/MASTR(TM), Newage Stamford Inc. to supply generators and Cutler Hammer to supply an automatic paralleling switch unit. With these suppliers as the Company's sole providers of these crucial POWR/MASTR(TM) components, its access to these components could be interrupted or terminated. The Company may not be able to procure these products from another supplier or be able to manufacture these products on a timely basis and delays or failure to identify alternate vendors, or a reduction or interruption in supply or a significant increase in the manufacturing costs could materially adversely affect its business and operating results.

RAPID TECHNOLOGICAL CHANGE

         The market for the Company's C-3 POWR/MASTR(TM) and other products under development is characterized by rapidly changing technologies, extensive research and new product introductions. The Company believes that its future success will depend in large part upon the Company's ability to continue to enhance its existing product and to develop, introduce and market new products. As a result, the Company expects to continue to make a significant investment in product development. The Company may be unable to develop and introduce new products or enhancements to its existing product in a timely manner that would satisfy customer needs, achieve market acceptance or address technological changes in target markets. In addition, products or technologies developed by others may adversely affect the Company's competitive position or render its products or technologies noncompetitive or obsolete. The Company's failure to develop products and introduce them successfully and in a timely manner could adversely affect its competitive position, financial condition and operating results.

INABILITY TO DECREASE PRODUCTION COSTS

         The Company believes that it will need to reduce the unit production cost of the POWR/MASTR(TM) over time to offer competitively priced products. The Company's ability to achieve cost reductions will depend on low cost design enhancements, obtaining necessary tooling and favorable vendor contracts, as well as increasing sales volumes so the Company can achieve economies of scale. The Company may be unable to achieve any production cost reductions.

LENGTHY SALES CYCLE

         The sale of the POWR/MASTR(TM) will involve a lengthy sales cycle and the Company may not anticipate sales levels appropriately, which could impair profitability. The sale of the POWR/MASTR(TM) will involve a significant commitment of capital by customers, with the attendant delays frequently associated with large capital expenditures. The Company targets, in part, customers in the utility industry, which generally commit to a larger number of products when ordering and which have a lengthy process for approving capital expenditures. For these and other reasons, the sales cycle associated with the POWR/MASTR(TM) will be lengthy and subject to a number of significant risks over which the Company has little or no control. The Company expects to plan its production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. If sales in any period fall significantly below anticipated levels, the Company's financial condition and operating results could suffer. In addition, the Company's operating expenses are based on anticipated sales levels, and a high percentage of its expenses are generally fixed in the short term. As a result of these factors, a small fluctuation in timing of sales can cause operating results to vary from period to period. The Company expects that its products under development, if they ever become commercially available, will have similar lengthy sales cycles.

POTENTIAL SIGNIFICANT FLUCTUATIONS IN OPERATING RESULTS

         A number of factors could affect the Company's operating results and thereby cause variations in such results, including:

         - changes in market prices for natural resources that could lower the desirability of POWR/MASTRS(TM),

         - the timing of the introduction or enhancement by the Company of POWR/MASTRS(TM) or similar products by its competitors,

         -        its expected reliance on a small number of customers,

         -        the size, timing and shipment of individual orders,

         -        market acceptance of new products,

         - customers delaying orders of POWR/MASTRS(TM) because of the anticipated release of new products,

         -        changes in its operating expenses or product pricing,

         - the ability of its suppliers to deliver quality parts when needed,

         -        development of its direct and indirect sales channels, and

         -        loss of key personnel.

         The Company expects its order flow to be uneven from period to period because it is in the early stages of its marketing plan. A small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter because a significant portion of its expenses are fixed.

DEPENDENCE ON CERTAIN CUSTOMERS

         The Company's initial intent is to focus on marketing directly to a small number of large companies with alternative power source needs. If the Company is successful in this strategy, the loss of any one customer could have a material adverse effect on its operating results. In addition, if the Company does not perform satisfactorily for a customer, that customer could further harm its future business if the customer communicates its dissatisfaction or does not recommend its services to other potential or existing customers.

POTENTIAL LITIGATION

         Potential intellectual property, shareholder or other litigation may adversely impact the Company's business. Because of the nature of the Company's business, the Company may face litigation relating to intellectual property matters, labor matters and product liability disputes. Any litigation could be costly, divert management attention or result in increased costs of doing business. Potential rescission liability and related litigation is discussed earlier under the caption "Potential Rescission Liability."

PRODUCT LIABILITY RISKS

         POWR/MASTRS(TM) run at high speeds and high temperatures and use flammable fuels which are inherently dangerous substances. Accidents involving its products could lead to personal injury or physical damage. Although the Company attempts to reduce the risk of these types of losses through liability limitation clauses in agreements, its efforts may not effectively limit its liability. Any liability for damages resulting from malfunctions could be substantial and could materially adversely affect the Company's business and operating results. In addition, a well-publicized actual or perceived problem could adversely affect the market's perception of its products. This could result in a decline in demand for its products, which would materially affect its financial condition and operating results.

COMPETITION

      The Company's competitors, who have significantly greater resources than the Company does, may be able to adapt more quickly to new or emerging technologies or to devote greater resources to the promotion and sale of their products, and the Company may be unable to compete effectively. The Company's competitors include several well established companies that benefit from larger economies of scale and worldwide presence. The Company believes that developing and maintaining a competitive advantage will require continued investment in product development, manufacturing capability and sales and marketing. The Company does not, and cannot assure you that the Company will have, sufficient resources to make the necessary investments to do so. In addition, current and potential competitors have established or may in the future establish collaborative relationships among themselves or with third parties, including third parties with whom the Company has strategic relationships. Accordingly, new competitors or alliances may emerge and rapidly acquire significant market share. The market for distributed power generation products may ultimately be dominated by technologies other than the Company's. The following competing distributed generation technologies currently exist:

      - RECIPROCATING ENGINES. A number of electricity generating systems for on-site distributed generation are powered by reciprocating engines that use both liquid and gaseous fuels. These systems are available from several large companies such as Caterpillar, Waukesha, Cummins Engine, Detroit Diesel, Generac and Tecogen. Other systems are also available from a number of small companies.

      - FUEL CELLS. Fuel cells are a technology in development for application to the distributed generation industry. General consensus is that any commercially ready model for any application is several years away. There are many major technological barriers, including cost. If fuel cells become commercially available for distributed generation, however, the Company does not know whether they will directly compete for any electricity generation market share with the POWR/MASTR(TM). Publicly traded fuel cell companies include Avista Laboratories Inc., Ballard Power Systems, Fuel Cell Energy, Global Termoelectric, H Power, Manhattan Scientifics, Medis Technologies, Millennium Cell, Plug Power, International Fuel Cells (a division of United Technologies Corporation), and Proton Energy Systems.

      - MICROTURBINES. The microturbine, an aircraft engine derivative, is designed for use in a variety of industrial applications. Off-grid electrical power generation for stand-by, emergency power, portable power and cogeneration are its most common objectives. Its construction is fairly simple. The turbine, compressor and permanent-magnet generator are all mounted on a single high-speed shaft that is supported on air bearings. This shaft spins at high speeds producing electricity. Current microturbine competitors include Capstone, EnergyNow, Honeywell, Mitsubishi Heavy Industries Ltd., NREC, Toyota Motor Corp., Turbec and Elliot.

FUEL SUPPLY RISK

      The POWR/MASTR's(TM) ability to produce electricity depends on the availability of natural gas or propane. If one of these fuels is not readily available to the mass market or if its price is such that electricity produced by the Company's system costs more than electricity provided through the electric grid, its business, prospects, operating results, or financial condition could be harmed, and could have a material adverse effect on its business, financial condition and operating results. Shortages of natural gas and/or interruptions in supply could be possible in certain areas such as Southern California during peak summer usage periods.

DEPENDENCE ON INTELLECTUAL PROPERTY

      The Company depends on its intellectual property to make its products competitive and if it is unable to protect its intellectual property, its business may suffer. The Company relies on a combination of patent, trade secret, copyright and trademark law and nondisclosure agreements to establish and protect its intellectual property rights in its products. The Company possesses a U.S. patent with over 90 claims on the POWR/MASTR(TM) technology. The Company believes that, due to the rapid pace of technological innovation in distributed generation products, its ability to establish and maintain a position among the technology leaders in the industry depends on both its patents and other intellectual property and the skills of its development personnel. Patents, trademarks, copyrights or licenses owned or held by the Company may be invalidated, circumvented or challenged. These rights provide the Company competitive advantages. Future patent applications may be issued within the scope of the claims asserted by the Company.

      Another party may be able to reverse engineer the Company's technology and discover its intellectual property and trade secrets. The Company may be subject to or may initiate proceedings in the U.S. Patent and Trademark Office, which can require significant financial and management resources. In addition, the laws of foreign countries in which the Company's products are or may be developed, manufactured or sold may not protect its products and intellectual property rights to the same extent as the laws of the United States. The Company's inability to protect intellectual property adequately could have a material adverse effect on its financial condition or operating results.

RISK OF INTELLECTUAL PROPERTY INFRINGEMENT

      Third parties may claim infringement by the Company with respect to past, current or future proprietary rights. Royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all, and could significantly harm its business and operating results. Litigation may also be necessary in the future to enforce the Company's patent or other intellectual property rights, to protect its trade secrets and to determine the validity and scope of proprietary rights of others. The cost of litigation and loss of intellectual property rights could harm its financial condition and operating results.

REGULATORY RISK

      The Company will operate in a highly regulated business environment and changes in regulation could impose costs on the Company or make its current and proposed products less economical. The distributed energy industry is subject to federal, state, local and foreign laws and regulations, governing, among other things, emissions to air as well as laws relating to occupational health and safety. Regulatory agencies may impose special requirements for implementation and operation of the Company's current and proposed products, such as connection with the electric grid, or may significantly impact or even eliminate some of its target markets. The Company may incur material costs or liabilities in complying with government regulations. In addition, the Company may require potentially significant expenditures in order to comply with evolving environmental and health and safety laws, regulations and requirements that may be adopted or imposed in the future. Furthermore, its potential utility customers must comply with numerous laws and regulations. The deregulation of the utility industry may also create challenges for its marketing efforts.

CONTROL OF THE COMPANY

      The Company's current executive officers, directors and holders of 5% or more of the Company's Common Stock beneficially own in the aggregate 3,025,167 shares (approximately 46%) of its outstanding Common Stock. However, 2,365,000 of such shares are held by the three founders of the Company, Phil Meisinger, Gene Stinson and Edwin Wheeler. All of the founders' shares are held in voting trusts and these shares will be voted on all matters in the same proportion as the votes cast by its other shareholders.

MANUFACTURING CONCERNS

      The Company's current Odessa, Texas facility is designed to produce 400 units per month. The Company's business plan requires expansion of its production capabilities. The Company may not be able to manage or fund this expansion in a timely manner to meet expected sales demand.

GRID CONNECTIVITY ISSUES

      The Company's current test units in operation have been able to successfully connect to the local utility grids and operate effectively either with the POWR/MASTR(TM) or local utility as the back-up source of electricity.

      In some areas of the country, cost or legal barriers may exist that may limit the ability to connect POWR/MASTRs(TM) with the local utility. Utility companies commonly charge fees to industrial customers for disconnecting from the grid, for using less electricity, or for having the capacity to use power from the grid for back-up purposes. These types of fees could increase the cost to the Company's potential customers of using its systems and could make its systems less desirable, thereby harming its revenue and profitability.

INTERNATIONAL EXPANSION

      The Company plans to develop international operations as soon as practicable. The Company's entry into international markets will require significant management attention and financial resources, which could harm its ability to effectively manage domestic operation. The Company will also be subject to the following challenges associated with conducting international business:

      -     difficulties of managing remote offices,

      -     burdens of complying with foreign laws and regulatory requirements,

      -     reduced protection of proprietary rights,

      -     problems in meeting different technology standards,

      -     increased tax burdens, and

      - exposure to general foreign economic declines, currency fluctuations and political instability.

GENERAL ECONOMIC CONDITIONS

      Certain industries to which the Company plans to market, such as the utility industry and the retail sales industry, have been subject to high rates of restructuring and rationalization. In the future, the Company's results may be subject to substantial period-to-period fluctuations as a consequence of the industry patterns of its customers, general or regional economic conditions and other factors. These factors may also have a material adverse effect on its business, operating results and financial condition.

LACK OF PUBLIC MARKET FOR COMMON STOCK

      There is no public trading market for the Company's Common Stock and there can be no assurance that any trading market will ever develop. The Company cannot predict the extent to which a trading market will develop or how liquid that market may become. Shares of its Common Stock may only be resold if they are subsequently registered with the SEC or if they are sold pursuant to an exemption from registration. Even if the Company does undertake an initial public offering, the underwriters commonly require that the existing shareholders waive any rights they may have to register shares in the offering. It is unlikely that shareholders will be able to sell their Common Stock in any initial public offering that the Company may undertake in the future. In addition, shareholders may be subject to a lock-up provision, which contractually obligates them not to sell any of their shares during the 180 day period after the closing of any initial public offering. Accordingly, holders of the Company's Common Stock may be required to bear the economic risks of their investment for an indefinite period of time.

ITEM 2. FINANCIAL INFORMATION.


                             SELECTED FINANCIAL DATA

      The following historical selected financial data are derived from the unaudited financial statements of the Company. The operating data and balance sheet data set forth below should be read in conjunction with the Company's Financial Statements and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document.


                                                                  YEAR ENDED DECEMBER 31,
                                           ----------------------------------------------------------------------
                                              2000           1999           1998           1997          1996
                                           --------        ---------      ---------      ---------      -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues ............................      $    190        $    --        $    --        $    --        $   --
Cost of revenues ....................           134             --             --             --            --
Other operating expenses ............        16,299          7,046          2,815          1,237            25
Operating loss ......................       (15,782)        (7,046)        (2,815)        (1,237)          (25)
Net loss per Common Share:
  Basic and Diluted .................         (2.42)         (1.56)         (0.80)         (0.70)        (0.02)
Weighted average shares outstanding:
  Basic and Diluted .................         6,521          4,530          3,540          1,759         1,486


                                                                        AS OF DECEMBER 31,
                                              2000           1999           1998           1997          1996
                                           --------        ---------      ---------      ---------      -------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets .......                       $24,831          $6,987           $625          $1,236          $10
Long-term liability                             89             131            203              78           --
Stockholders' equity                        19,933           6,423            114           1,126           10

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


FORWARD-LOOKING STATEMENTS

      Certain items discussed in this Form 10 constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Statements which make reference to the expectations or beliefs of the Company or any of its management are such forward-looking statements. These statements use words such as "believe," "expect," "may," "should" and "anticipate." Such information includes, without limitation, statements regarding the Company's future financial performance, development of products, expansion plans, and estimated capital expenditures. Such information also includes statements regarding the performance of the Company's technology, which is in the process of being upgraded. Actual results will be affected by a variety of risks and factors, including, without limitation, international, national and local economic conditions and financing risks.

      All such forward-looking statements speak only as of the date of this Form
10. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

      THE FOLLOWING DISCUSSION SHOULD BE READ TOGETHER WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS FORM 10.

OVERVIEW

      Elektryon develops, assembles, and has recently begun to market the POWR/MASTR(TM), a 100 kW generator designed specifically for uninterruptible on-site electricity generation to address the rapidly growing distributed generation market. The Company's commercially available POWR/MASTER(TM) is a specially customized GM reciprocating engine with high fuel efficiency and low emissions levels which produces on-site electricity for a wide range of commercial and industrial applications. The POWR/MASTR(TM) technology is protected by a U.S. Patent with over 90 claims. The Company began developing the POWR/MASTR(TM) technology in 1994, and has since inception incurred operating losses of $27.3 million as of December 31, 2000. The Company expects operating losses to continue through the year 2001.

      Since inception, the Company been developing and refining its technology and, in early 2000, began testing several units in field operations in Chicago, Illinois; Linden, New Jersey; Tucson, Arizona; and San Diego, California. The Company has recently begun marketing its product to several potential nationwide customers. The Company has built an assembly facility on leased property in Odessa, Texas. The Company has also installed a complete Information Technology system for managing both the production of POWR/MASTR(TM) units and the long-term servicing of the units generating electricity on customers' premises. Installed units are expected to be connected in a nationwide data network with central monitoring and alarming facilities that will enable the Company to provide prompt and effective maintenance.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

REVENUES

      The Company was a development stage enterprise in both years and generated no material revenues.

GROSS PROFIT (LOSS)

      The Company had no units assembled for sale and therefore derived no gross profit in 1999, and generated $190,000 in sales resulting in $54,000 in gross profits in 2000.

RESEARCH AND DEVELOPMENT

      As a development stage company, the Company spent approximately $11.8 million in 2000, $8.9 million, or 307%, higher than in 1999 as the Company researched, designed and built prototype units for demonstration and testing. Approximately 16 units were installed for testing and demonstration purposes in 2000.

SELLING, GENERAL AND ADMINISTRATIVE

      The Company's Selling, General and Administrative expenses were $4.5 million in 2000, $1.1 million, or 32% higher than in 1999. This increase related to increased costs of supporting demonstration units in field locations and developing potential customers.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

      REVENUES

      The Company was a development stage enterprise in both years and generated no material revenues.

GROSS PROFIT (LOSS)

      The Company was a development stage enterprise in both years and had no units assembled for sale and therefore derived no gross profit.

RESEARCH AND DEVELOPMENT

      As a development stage company, the Company spent approximately $2.8 million in 1999, $1.5 million, or 93%, higher than in 1998 as the Company researched, designed and built prototype units for demonstration and testing.

SELLING, GENERAL AND ADMINISTRATIVE

      The Company's Selling, General and Administrative expenses were $3.4 million in 1999, $2.1 million, or 161%, higher than in 1998. This increase relates to increased costs of supporting demonstration units in field locations and developing potential customers.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

      The following table presents the unaudited quarterly financial information for the eight quarters ended December 31, 2000. This information was prepared in accordance with generally accepted accounting principles, and, in the opinion of management, contains all of the necessary adjustments for a fair presentation of such quarterly information when read in conjunction with the financial statements included elsewhere in this document. Operating results for any prior quarters may not necessarily prove indicative of the results for any future quarters.

                                                    1999                                              2000
                                --------------------------------------------      ----------------------------------------------
                                 FIRST       SECOND       THIRD      FOURTH        FIRST       SECOND        THIRD       FOURTH
                                QUARTER      QUARTER     QUARTER     QUARTER      QUARTER      QUARTER      QUARTER      QUARTER
                                -------      -------      -----      -------      -------      -------      -------      -------
Total revenues ............     $     0      $     0      $   0      $     0      $   190      $     0      $     0      $     0
Cost of goods sold ........           0            0          0            0          134            0            0            0
Gross profit (loss) .......           0            0          0            0           55            0            0            0
Operating expenses ........           0            0          0            0            0            0            0            0
Research and development ..         296          945        549        1,060        2,632        1,540        3,738        3,901
Selling, general &
administrative ............       1,207          331        332        1,569          319          739        1,203        2,154
Royalty expense ...........           0            0          0          779            0            0            0            0
Interest income (expense) .           0            0          0           22           86           66          126          166
Income (loss) from
operations ................      (1,503)      (1,276)      (881)      (3,386)      (2,865)      (2,213)      (4,815)      (5,889)
Net income (loss) .........     $(1,503)     $(1,276)     $(881)     $(3,386)     $(2,865)     $(2,213)     $(4,815)     $(5,889)

      The increase in revenues and the cost of goods sold in the first quarter of 2000 reflects the Company's only sale since inception.

LIQUIDITY AND CAPITAL RESOURCES

      The Company's cash requirements depend upon many factors, including its product development activities, production expansion and commercialization efforts. Substantial resources are expected to be devoted to expanding marketing and sales efforts, increasing the Company's manufacturing capacity, expanding research and development operations, and installing a centralized system for continuous remote monitoring of units in service. The Company believes its current cash balances will provide sufficient capital to fund operations through June, 2001.

      The Company has financed the development of the POWR/MASTR(TM) technology primarily through private equity offerings, including the use of stock in exchange for services. The Company has raised approximately $45 million through December 31, 2000. The primary use of capital has been to fund research and development, capital expenditures and production costs for prototype units. Net cash used in operating activities was $21.4 million, $5.2 million, and $2.6 million for the years ended December 31, 2000, 1999 and 1998. At December 31, 2000, the Company had commitments of approximately $4.6 million for expenses.

      On April 16, 2001 the Company signed a definitive agreement to sell substantially all of its assets to Solo, an Alameda, California based developer of microturbine technology, as discussed under "Item 1 - The Reorganization - The Asset Acquisition Agreement." At Closing, the Solo Common Stock received by Elektryon will be deposited in the Liquidating Trust (other than the shares held in the Escrow Fund). Elektryon will also receive at Closing $5 million in cash, subject to adjustment, and will retain certain non-operating assets, including promissory notes aggregating $10,257,000 from two former directors of the Company. SEE ITEM 6 "EXECUTIVE COMPENSATION - THE SETTLEMENT WITH THE COMPANY'S FORMER DIRECTORS." The Company believes that the cash and proceeds of the promissory notes will provide for sufficient resources to wind up the affairs of the Company, including the payment of liabilities not transferred to Solo and any future litigation costs.

      A condition to Solo's obligations under the Asset Acquisition Agreement is that Elektryon obtain waivers of specified securities claims shareholders may have against Elektryon and any representative of the Company from its Accredited Investor shareholders holding at least 60% of the issued and outstanding shares of Elektryon Common Stock. Elektryon currently is in the process of seeking to obtain the Waiver and Release Agreements.

      In consideration for entering into a Waiver and Release Agreement, Elektryon will issue an additional fraction of a share of Common Stock with respect to each share of Common Stock purchased by a shareholder from the Company at a price in excess of $11.00 per share in cash, as set forth in the following table in "Item 1. Business - The Reorganization - The Waiver and Release Solicitation". The issuance of the additional shares of Common Stock will have the effect of reducing the participating shareholder's average purchase price per share to approximately $11.00. The total number of shares of Common Stock that each such shareholder will receive will be rounded down to the nearest number of whole shares.

      Shareholders who purchased shares from the Company for $11.00 per share or less or did not pay any cash for shares and who enter into a Waiver and Release Agreement will receive nominal consideration of $10.00 per holder, regardless of the number of shares held.

      Each shareholder who enters into a Waiver and Release Agreement will waive and release certain identified potential claims against Elektryon and its representatives in connection with their purchase of Common Stock from the Company. See "Item 1. Business - The Reorganization - The Waiver and Release Agreement" for a list of those claims.

      If all of the offerees holding the Subject Securities accept the Waiver Offer, the Company estimates that it will be required to make nominal cash payments and issue fewer than two million shares of Common Stock. The Company estimates that if all of the non-accredited investors who purchased Common Stock from the Company were to successfully assert rescission rights, it would be required to make payments to them equal to the price they paid for their securities plus the aggregate amount of interest at the statutory interest rates from the date of issuance to the date of rescission. The Company also estimates that if the holders of all shares of Common Stock were to successfully assert rescission rights, it would be required to make payments aggregating approximately $45,000,000 plus the aggregate amount of interest at the statutory interest rates from the date of issuance to the date of the rescission offer. The Company currently has no cash available to fund the potential rescission liability. The Company would be required to seek capital through equity financing or the sale of assets to fund its rescission liability, and there can be no assurance that sufficient financing could be obtained on terms acceptable to it or at all. If the Company were unable to obtain additional financing to satisfy any demand for rescission it will continue to be subject to claims from the holders of the Common Stock for possible violations of applicable state and federal securities laws.

      There can be no assurance that claims asserting violations of state or federal securities laws will not be asserted notwithstanding the Waiver Offer. Furthermore, there can be no assurance that the Company will not be subject to penalties or fines relating to past securities issuances or that the offerees or other holders of the Common Stock will not assert and prevail in claims against the Company for rescission or damages under federal or state securities laws. Even if the Company were successful in defending any securities law claims, the assertion of such claims against the Company would result in costly litigation and significant diversions of effort by the Company's management. In addition, the Waiver Offer will not prevent the Commission or any state securities commission from pursuing enforcement action against the Company with respect to any alleged violations of federal or state securities laws. The occurrence of any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations.

QUALITATIVE AND QUANTITATIVE DISCLOSURES OF MARKET RISK

      The Company is currently developing products for sale in North America, Europe and Asia. As a result, factors such as changes in foreign currency exchange rates or economic conditions in foreign markets could affect the Company's financial results. Inasmuch as the Company's sales have been negligible it has not utilized foreign exchange contracts to reduce its exposure to foreign currency fluctuations. The Company has no foreign currency translations in its reported financial statements. In the future, as the Company's customers and vendor bases expand, the Company anticipates that some transactions will be in foreign currencies.

INTEREST

      The Company's long term debt relates to capital leases on motor vehicles and leasehold improvements at the Company's Odessa facility.

INFLATION

      The Company does not believe that inflation has had a material effect on its financial position or results of operations during the past three years. However, the Company cannot predict with certainty the future effects of inflation, including interest rate fluctuations and market fluctuations.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 2000. We do not expect SFAS No. 133 to have a material effect on our financial condition or results of operations.

      In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which was subsequently updated by SAB 101A. SAB 101 and SAB 101A summarize certain of the SEC's views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. The Company does not anticipate any material impact resulting from the adoption of SAB 101.

      In March 2000, the FASB issued Interpretation 44, "Accounting for Certain Transactions Involving Stock Compensation - an interpretation of APB Opinion No. 25 ("FIN 44"), which among other issues, addresses repricing and other modifications made to previously issued stock options. The Company does not anticipate any material impact resulting from the adoption of FIN 44.

      In July 2000, the Emerging Issues Task Force (EITF) reached a final consensus on Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. When adopted, EITF No. 00-10 requires that all amounts billed to customers in sale of transactions related to shipping and handling be classified as revenue. The Company does not anticipate any material impact resulting from EITF No. 00-10.

ITEM 3. PROPERTIES.

      The Company's executive offices are located at 6565 Spencer Street, Suite 206, Las Vegas, Nevada 89119, and consist of approximately 5,000 square feet of office space under a lease expiring in January 2003 at a current monthly rent of $5,250. The Company leases a manufacturing facility located at 320 East Interstate 20, Odessa, Texas consisting of 27,000 square feet under a lease expiring in April 2008 at a current monthly rent of $2,979. In addition, the Company leases two storage facilities at 4501 County Road, 1310 South Midland County, Odessa, Texas, consisting of: (i) 8,500 square feet under a lease expiring June 30, 2001 at a current annual rent of $12,000 and (ii) 4,000 square feet under a month-to-month lease at a current monthly rent of $750. The Company owns approximately eight (8) acres of land surrounding the Odessa manufacturing facility and a tract of land which contains a fabrication plant located at 2121 East 2nd Street, Odessa, Texas.

      If the Asset Acquisition is consummated, Solo will assume the lease for the Odessa manufacturing facility and Elektryon will transfer to Solo ownership of the land surrounding the Odessa manufacturing facility and the Odessa fabrication plant.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The table below sets forth the beneficial ownership of Common Stock as of April 30, 2001 by (i) each director, (ii) each of the executive officers, (iii) all directors and executive officers of the Company as a group, and (iv) all persons known by the Board of Directors to be beneficial owners of more than five percent of the outstanding Common Stock.

                                  Number of Shares
                                   of Common Stock    Percent of Common
                 Name                   Owned            Stock Owned
      --------------------       ------------------   ------------------
      Philip C. Meisinger
      1812 E. 56th Street             865,000               13.3%
      Odessa, TX 79762

      Gene E. Stinson                 875,000               13.4%
      1819 Ottawa Drive
      Las Vegas, NV  89109

      Edwin Wheeler                   625,000                9.6%
      P.O. Box 96507
      Las Vegas, NV  89193

      Michael E. Holmstrom,           300,000(1)             4.4%
      President

      Joanne Firstenberg,             250,000(2)             3.7%
      General Counsel

      Wendell H. Adair, Jr.            28,667                 *

                                  Number of Shares
                                   of Common Stock    Percent of Common
                 Name                   Owned            Stock Owned
      --------------------       ------------------   ------------------
      Director

      Curtis Olson,                    55,000                 *
      Director

      John Cavalier,                   26,500                 *
      Director

      All directors and
      executive officers as a         660,167               10.1%
      group (5 individuals)(3)

* Less than one percent.

(1) Consists of 300,000 shares of Common Stock issuable upon exercise of vested options.

(2) Consists of 250,0000 shares of Common Stock issuable upon exercise of vested options.

(3) Includes 550,000 shares of Common Stock issuable upon exercise of vested options.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

      The following is a list of the Company's directors and executive officers and their respective positions:

                NAME                AGE            POSITION
      ---------------------        ----           ---------------
      Wendell H. Adair, Jr.         56            Director
      Curtis Olson                  37            Director
      John Cavalier                 50            Director
      Michael E. Holmstrom          58            President
      Joanne Firstenberg            50            General Counsel

      Wendell H. Adair, Jr. has practiced law for over 32 years, concentrating in corporate matters, banking and finance, restructurings and reorganization and mergers and acquisitions. Mr. Adair's clients include major insurance, pension plan and mutual fund investors. Since June 1999, Mr. Adair has been a partner at the law firm of Stroock & Stroock & Lavan. Mr. Adair was previously a partner in the law firm of McDermott, Will & Emery from September 1989 to May 1999 and the law firm of Mayer, Brown & Platt from September 1972 to August 1989. Mr. Adair earned an A.B. from Emory University and a J.D. from the University of Chicago.

      Curtis Olson. From October 1988 to October 2000, Mr. Olson held a variety of positions at Dell Computer Corporation, most recently serving as its Director of Global Sales. Mr. Olson earned a B.B.A. from the University of Iowa and an M.B.A. from Southwest Texas State University.

      John Cavalier is a Managing Director in the Investment Banking Division of Credit Suisse First Boston ("CSFB"). In this capacity, Mr. Cavalier serves as financial advisor to companies in their emerging energy technology sector with a focus on financing, restructuring, and mergers and acquisitions. Mr. Cavalier joined Donaldson, Lufkin & Jenrette in 1990, and before then served as an investment banker for Shearson Lehman Brothers and Drexel Burnham Lambert. From 1972 to 1981, Mr. Cavalier served in the U.S. Army as an officer in the Signal Corps, and later in the Judge Advocate Generals Corps. Mr. Cavalier is a graduate of the U.S. Military Academy, the University of Illinois School of Law, and Harvard Business School.

      Michael E. Holmstrom has served as the President of Elektryon since January 2001. He joined the Company in November 2000 as Chief Financial Officer. Prior to joining Elektryon, Mr. Holmstrom was Senior Vice President and Chief Financial Officer of Alaska Communications from February 1999 to November 2000. From July 1998 to February 1999, Mr. Holmstrom was Chief Financial Officer, Secretary and Treasurer of Atlantic Tele-Network, Inc., a telecommunications company, where he was responsible for the financial and administrative functions of the company. From September 1996 to March 1998, Mr. Holmstrom was Chief Operating Officer of Spectrum Network Systems, an Australian telecommunications service provider, where he was responsible for the operations, financial, and administrative functions of the company. Mr. Holmstrom received a B.S. in business administration from Gannon University in Erie, Pennsylvania.

      Joanne Firstenberg has served as the General Counsel of Elektryon since December 2000. Prior to joining the Company, Ms. Firstenberg was a partner of Hudson Capital, a private equity fund that invested in small and midsize companies from 1994 to 2000, during which period she also was a partner in the law firm of Cane & Firstenberg. From 1993 to 1994, Ms. Firstenberg was a Managing Director of Whitman, Heffernan and Rhein, Inc., a firm specializing in the evaluation and negotiation of acquisitions in the financial sector as well as companies in need of restructuring. From 1986 to 1989, Ms. Firstenberg was the Chief Executive Officer of Moorgate U.S., a subsidiary of a London-based stock exchange firm specializing in servicing financial institutions.

ITEM 6. EXECUTIVE COMPENSATION.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

      The following table sets forth information about the compensation paid by the Company for services rendered by Michael Holmstrom, the President of the Company, and Joanne Firstenberg, the Company's General Counsel, the only executive officers paid more than $100,000 on an annualized basis. The following table also sets forth information about the compensation paid by the Company to two executive officers whose employment with the Company was terminated during 2000: Philip C. Meisinger, the former Chief Executive Officer of the Company, and Gene E. Stinson, the former President of the Company.

                                      ANNUAL COMPENSATION                        LONG-TERM COMPENSATION
                                                                      OTHER
                                                                     ANNUAL     RESTRICTED  SECURITIES     ALL OTHER
                                                                     COMPEN-       STOCK    UNDERLYING      COMPEN-
                                           SALARY        BONUS       SATION      AWARD(S)     OPTIONS        SATION
NAME AND PRINCIPAL POSITION    YEAR          ($)           ($)         ($)         ($)           (#)           ($)
---------------------------    ----          ---           ---         ---         ---           ---           ---
Michael Holmstrom,             2000        37,981(1)       --          --           --        300,000        60,000(1)
President

Joanne Firstenberg,            2000        10,417(2)       --          --           --        250,000        60,000(2)
General Counsel

Philip C. Meisinger,(3)        2000       260,500          --          --           --           --          --
Chief Executive Officer

                               1999       184,000          --          --           --           --          --

                               1998        85,000          --          --           --           --          --

Gene E. Stinson,(3)            2000       213,000          --          --           --           --          --
President

                               1999       184,000          --          --           --           --          --

                               1998        85,000          --          --           --           --          --

      (1) Mr. Holmstrom began his employment with the Company on November 7, 2000 and was paid a salary at an annualized rate of $250,000. All Other Compensation consists of $60,000 for moving expenses.

      (2) Ms. Firstenberg began her employment with the Company on December 15, 2000, and was paid a salary at an annualized rate of $250,000. All Other Compensation consists of $60,000 for moving expenses.

      (3) Messrs. Meisinger and Stinson were paid pursuant to consulting agreements described more fully below. Options granted to Messrs. Meisinger and Stinson were cancelled in connection with a settlement of the Company's potential claims against them. Pursuant to the consulting agreements, the Company leased automobiles for Messrs. Meisinger and Stinson. SEE " -- CONSULTING AGREEMENTS" AND " -- THE SETTLEMENT AGREEMENT WITH THE COMPANY'S FORMER DIRECTORS."

EMPLOYMENT AGREEMENTS

      Following is a description of employment agreements between the Company and Mr. Holmstrom and Ms. Firstenberg.

Michael E. Holmstrom

      Michael E. Holmstrom is employed by the Company pursuant to an amended employment agreement (the "Holmstrom Employment Agreement") which provides for him to serve as the President of the Company until November 7, 2003 (the "Holmstrom Employment Period"), or such earlier date as provided therein. Mr. Holmstrom is to receive an annual salary of $250,000 (the "Base Salary"). Mr. Holmstrom will also be entitled to certain perquisites and to bonus payments of
(a) $100,000 upon the completion of the Company's audited financial statements by the Company's accountants, payable no later than five business days after such financial statements are completed, and (b) $100,000 upon the consummation of an initial public offering of the Company's Common Stock (an "IPO") payable no later than five business days after the date of the final prospectus relating to the IPO. All bonus payments will be payable immediately upon any change in control of the Company, which is defined as any or all of the following: an asset sale of substantial assets of the Company, a substantial change in the executive board of the Company, or a material equity infusion greater than $10 million into the Company during the Holmstrom Employment Period.

      Under the Holmstrom Employment Agreement, the Board of Directors of the Company granted Mr. Holmstrom stock options to purchase 300,000 shares of the Company's Common Stock, at an exercise price of $2.00 per share, all of which have vested. The options are exercisable for a period of 60 months from the date on which they vest regardless of Mr. Holmstrom's employment status at the time.

      Mr. Holmstrom has agreed that during his employment and for one year after the termination of the Holmstrom Employment Agreement, he will not directly or indirectly engage in, assist, perform services for, establish or open, or have any equity interest (other than ownership of 5% or less of the outstanding stock of any corporation listed on the New York Stock Exchange or American Stock Exchange or included in NASDAQ) in any person, firm or corporation or business entity that engages in any activity in the world in which the Company is conducting business activities which are the same as, similar to, or competitive with the business of the distributed generation of electricity. Mr. Holmstrom has also agreed to keep secret and confidential indefinitely all non-public information concerning the Company and its affiliates which was acquired by or disclosed to him during the course of his employment with the Company and not to disclose the same, either directly or indirectly, to any other person, firm or entity or to use it in any way.

      If Mr. Holmstrom's employment with the Company terminates before the end of the Holmstrom Employment Period (a) for any reason, the Company will pay him a lump sum equal to his earned but unpaid salary for the period ending on the date of termination of his employment, but in no event less than one year's annual salary; and (b) as a result of Mr. Holmstrom's termination of employment by the Company for reasons other than Cause (as defined in the Holmstrom Employment Agreement) and not on account of his death, disability, voluntary resignation or mutual agreement of the parties, Mr. Holmstrom will receive from the Company a lump sum payment equal to his salary for the period commencing on the date of termination of his employment and ending on the earliest of (i) the last day of the Holmstrom Employment Period, (ii) the date of Mr. Holmstrom's death, or (iii) the first anniversary of the date of termination of his employment.

Joanne Firstenberg

      Joanne Firstenberg is employed by the Company pursuant to an amended employment agreement (the "Firstenberg Employment Agreement") which provides for her to serve as General Counsel of the Company until December 15, 2003 (the "Firstenberg Employment Period"), or such earlier date as provided therein. Ms. Firstenberg is to receive an annual salary of $250,000 (the "Base Salary"). Ms. Firstenberg also will be entitled to certain perquisites to bonus payments of
(i) $50,000 upon the completion of the Company's audited financial statements by the Company's accountants, payable no later than 5 business days after such financial statements are completed, (ii) $50,000 upon the effectiveness of a Form 10 on behalf of the Company, payable no later than 5 business days after the Form 10 becomes effective, and (iii) $100,000 upon the consummation of an initial public offering of the Company's Common Stock (an "IPO"), payable no later than 5 business days after the date of the final prospectus relating to the IPO. All bonus payments will be payable immediately upon any change in control of the Company, which is defined as any or all of the following: an asset sale of substantial assets of the Company, a substantial change in the executive board of the

Company, or a material equity infusion greater than $10 million into the Company during the Firstenberg Employment Period.

      Under the Firstenberg Employment Agreement, the Board of Directors of the Company granted Ms. Firstenberg stock options to purchase 250,000 shares of the Company's Common Stock, at an exercise price of $2.00 per share, all of which have vested. The options are exercisable for a period of 60 months from the date on which they vest regardless of Ms. Firstenberg's employment status at the time.

      Ms. Firstenberg has agreed that during her employment and for one year after the termination of the Firstenberg Employment Agreement, she will not directly or indirectly engage in, assist, perform services for, establish or open, or have any equity interest (other than ownership of 5% or less of the outstanding stock of any corporation listed on the New York Stock Exchange or American Stock Exchange or included in the NASDAQ) in any person, firm or corporation or business entity that engages in any activity in the world in which the Company is conducting business activities which are the same as, similar to, or competitive with the business of the distributed generation of electricity. Ms. Firstenberg has also agreed to keep secret and confidential indefinitely all non-public information concerning the Company and its affiliates which was acquired by or disclosed to her during the course of her employment with the Company and not to disclose the same, either directly or indirectly, to any other person, firm or entity or to use it in any way.

      If Ms. Firstenberg's employment with the Company terminates before the end of the Firstenberg Employment Period (a) for any reason, the Company will pay her a lump sum equal to her earned but unpaid salary for the period ending on date of termination of her employment, but in no event no less than one year's annual salary; and (b) as a result of Ms. Firstenberg's termination of employment by the Company for reasons other than Cause (as defined in the Firstenberg Employment Agreement) and not on account of her death, disability, voluntary resignation, or mutual agreement of the parties Ms. Firstenberg will receive from the Company a lump sum payment equal to her salary for the period commencing on the date of termination of her employment and ending on the earliest of (i) the last day of the Firstenberg Employment Period, (ii) the date of Ms. Firstenberg's death, or (iii) the first anniversary of the date of termination of her employment.

CONSULTING AGREEMENTS

      Each of Messrs. Meisinger and Stinson were parties to separate consulting agreements with the Company dated as of February 20, 1999, pursuant to which he was paid $180,000 per year, subject to adjustment for inflation (the "Consulting Agreements"). Under the Consulting Agreements, each of Messrs. Meisinger and Stinson received specified perquisites, including a vehicle of his choice, a $1 million term life insurance policy paid by the Company, medical insurance with disability coverage and an office with staff support. Each Consulting Agreement also provided that the consultant would be paid his consulting fee for a two-year period following termination of the Consulting Agreement for any reason.

      The Consulting Agreements also provided that each of Messrs. Meisinger and Stinson's annual compensation would increase to $240,000 if the Company entered into an agreement with a major funding partner who agreed to invest at least $10 million in the Company or if the Company filed a registration statement with the Commission. The Consulting Agreements were terminated in connection with the Company's settlement of its claims against Messrs. Meisinger and Stinson, as described more fully below. SEE "--THE SETTLEMENT WITH THE COMPANY'S FORMER DIRECTORS."

THE SETTLEMENT WITH THE COMPANY'S FORMER DIRECTORS

      Pursuant to a Separation and Release Agreement dated as of February 28, 2001 (the "Separation and Release Agreement"), the Company on the one hand and two former directors and officers of the Company, Messrs. Meisinger and Stinson (the "Former Executives"), on the other hand settled and released all claims against each other. The Separation and Release Agreement provides for the termination of the Former Executives' employment with the Company and their resignation from its Board of Directors. The Separation and Release Agreement also terminates all other agreements between the Company and the Former Executives, including stock option grants to purchase an aggregate of 620,000 shares of Common Stock, and provides for the assignment by the Former Executives of their alleged rights in any Elektryon intellectual property.

      The Former Executives also surrendered an aggregate of 461,950 shares of Common Stock to the Company, paid the Company an aggregate of $2,500,000 and gave the Company promissory notes for an aggregate of $10,257,000, which notes are non-recourse to the Former Executives but are secured by the Former Executives' remaining shares of Common Stock not surrendered to the Company in connection with the settlement. The Former Executives agreed to restrictions on their right to transfer their remaining shares of Common Stock and agreed to apply proceeds from any permitted sales of their shares to pay principal and interest on the promissory notes. In the event a Former Executive breaches the Separation and Release Agreement, the Company may elect to repurchase such Former Executive's shares of Common Stock for a purchase price of $15.00 per share of Common Stock. In addition, the Former Executives agreed to subject their remaining shares of Common Stock to a voting trust agreement, which provides that the Former Executives have appointed Curtis Olson, a director of the Company, their proxy and attorney-in-fact with respect to the voting of such shares. Under the voting agreement, Mr. Olson will vote the Former Executives' shares of Common Stock in the same proportion as the votes cast or consents given by all holders of Common Stock except the Former Executives and persons affiliated with them. The voting agreement also prohibits the Former Executives from soliciting proxies, engaging in tender offers or taking other steps to affect the composition of the Company's Board of Directors or its affairs and policies.

      Pursuant to an Agreement and Release, dated as of January 19, 2001, between the Company and Edwin Wheeler, a former director of the Company, Mr. Wheeler agreed to (a) contribute 550,000 shares of Common Stock to the Company at no cost to the Company, (b) purchase 75,000 shares of Common Stock from the Company for a purchase price of $20.00 per share, (c) acknowledge that the options to purchase 310,000 shares of Common Stock granted to him by the Company were cancelled, and (d) sever any and all relationships with the Company other than in his capacity as the beneficial owner of shares of Common Stock. Mr. Wheeler also agreed to release any claims he may have had against the Company. The Company in turn agreed not to sue Mr. Wheeler in connection with his sales of shares of Common Stock or any other incident arising directly or indirectly from his performance of services for the Company. Wheeler further agreed not to use or disclose any proprietary information of the Company.

      The remaining shares of Common Stock owned by Mr. Wheeler are subject to the terms of a voting agreement, dated as of November 11, 2000, as amended on January 19, 2001, between Mr. Wheeler and Elektryon. Pursuant to the voting agreement, Mr. Wheeler appointed the Company's independent directors as his proxy and attorneys-in-fact with respect to the voting of his shares of Common Stock. Under the voting agreement the directors will vote Mr. Wheeler's shares in the same proportion as votes cast or consents given by all holders of Common Stock except Mr. Wheeler and persons affiliated with him. The voting agreement also prohibits him from soliciting proxies, engaging in tender offers or taking other steps to affect the Company's Board of Directors or its affairs or policies.

STOCK OPTIONS

      The following table provides information concerning grants of stock options by the Company to the named executive officers during 2000.


                         OPTIONS GRANTS FOR FISCAL 2000

                                                                                    POTENTIAL REALIZABLE VALUE
                                                                                    AT ASSUMED ANNUAL RATES OF
                                                                                     STOCK PRICE APPRECIATION
                                                                                        FOR OPTION TERMS (1)
                          NUMBER OF       % OF TOTAL                                --------------------------
                          SECURITIES     OPTIONS/SARS
                          UNDERLYING      GRANTED TO       EXERCISE
                         OPTIONS/SARS    EMPLOYEES IN     PRICE PER    EXPIRATION
NAME                       GRANTED           2000        SHARE ($/SH)     DATE                 5%       10%
----                       -------           ----        ------------     ----                 --       ---
Michael E. Holmstrom       150,000           27.3%          $2.00        11/7/05            $82,884  $183,153
                           150,000           27.3%          $2.00        2/7/06             $82,884  $183,153

Joanne Firstenberg         125,000           22.7%          $2.00       12/15/05            $69,070  $152,628
                           125,000           22.7%          $2.00        3/15/06            $69,070  $152,628

There is no established market for the Common Stock and, accordingly, the fair market value of the securities underlying the options granted to Mr. Holmstrom and Ms. Firstenberg cannot be determined. The $2.00 exercise price was intended to be the equivalent of fair market value of the Common Stock at the date of grant.

OPTION EXERCISES AND VALUES FOR 2000

      The named executive officers did not exercise any options during 2000. There is no established market for the Common Stock and, accordingly, the fair of market value at year end of the securities underlying the options granted to the named executive officers cannot be determined.

DIRECTORS' COMPENSATION

      Each of the Company's directors receives 500 shares of Common Stock for each meeting of the Board of Directors attended in person.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      None of the directors or officers of the Company have any relationships which must be disclosed under this caption.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      Pursuant to the Asset Acquisition Agreement, Solo has agreed upon the closing of the Asset Acquisition to issue to (a) Michael E. Holmstrom, the President of Elektryon, options to purchase 1,818,182 shares of Solo Common Stock with an exercise price per share of $0.33, and (b) Joanne Firstenberg, the General Counsel of Elektryon, options to purchase 1,515,152 shares of Solo Common Stock with an exercise price per share of $0.33. The Elektryon stock options issued to Mr. Holmstrom and Ms. Firstenberg will be terminated when the Solo stock options are issued to them. SEE "ITEM 1. BUSINESS -- THE REORGANIZATION -- THE ASSET ACQUISITION AGREEMENT."

      If the Asset Acquisition is consummated, the Company will pay Mr. Holmstrom $600,000 and Ms. Firstenberg $600,000 pursuant to the change in control and termination provisions of their respective employments agreements. SEE "ITEM 6. EXECUTIVE COMPENSATION -- EMPLOYMENT AGREEMENTS."

      Each of the directors of Elektryon in his capacity as a shareholder of Elektryon will receive a Waiver Offer. If the directors accept their respective Waiver Offers, Elektryon will issue the following consideration to them:

      -     Mr. Adair will receive an additional 2,418 shares of Common Stock;

      -     Mr. Cavalier will receive an additional 20,454 shares of Common
            Stock; and

      -     Mr. Olson will receive an additional 1,818 shares of Common Stock

     The Company has agreed to pay CSFB a fee in cash or Common Stock equal to 3% of the stock consideration payable to the Company if the Asset Acquisition closes. Mr. Cavalier, a director of the Company, is a Managing Director of CSFB.

     The Company believes that during 2000, Messrs. Meisinger, Stinson and Wheeler sold an aggregate of 696,905 shares of Common Stock held by them to the Company for an aggregate of $13,615,562, which amount was obtained by the Company from sales of such shares by the Company to third parties.

      SEE "ITEM 1.  BUSINESS -- THE REORGANIZATION -- THE WAIVER OFFERS."

ITEM 8. LEGAL PROCEEDINGS.

      SEE "ITEM 1. NARRATIVE DESCRIPTION OF BUSINESS -- LITIGATION" for a description of claims asserted against the Company.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

      Market Information. As of April 30, 2001, the Company had a total of 6,571,925 shares of Common Stock issued and outstanding. There is no established United States public trading market in which the Company's Common Stock is being traded, and the Company is unaware of any trading in its Common Stock. The Company estimates that approximately 57% of its issued and outstanding shares of Common Stock could be sold under Rule 144 promulgated under the Securities Act of 1933, as amended. 855,401 shares of Common Stock are subject to outstanding options to purchase Common Stock.

      Holders. As of April 30, 2001, there were approximately 1,425 record holders of Common Stock.

      Dividends. The Company has not previously paid any dividends on the Common Stock and does not anticipate paying cash dividends in the foreseeable future. The only restrictions that limit the Company's ability to pay dividends on the Common Stock are those imposed by Nevada law. Under Nevada law, no dividends or other distributions may be made which would render the Company insolvent or reduce the Company's assets to less than the sum of its liabilities plus the amount needed to satisfy any liquidation preference.

ITEM 10.    RECENT SALES OF UNREGISTERED SECURITIES.

      To be filed by amendment.

Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      The Company's authorized capital stock consists of 125,000,000 shares of Common Stock.

      Common Stock. Under Nevada law and the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

      Anti-takeover Effects of Provisions of the By-Laws. The Company's By-Laws provide that stockholders may call a special meeting of stockholders only upon a request of stockholders entitled to exercise a majority of the voting power of the Company. These provisions of the By-Laws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and discourage certain types of transactions that may involve an actual or threatened change of control. Such provisions could have the effect of discouraging others from making tender offers for the Common Stock.

ITEM 12. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

      The Articles of Incorporation contain provisions that limit the liability of directors in certain instances. As permitted by the Nevada General Corporation Law, directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors. Such limitation does not affect liability for any breach of a director's duty to the Company or its stockholders that involve (i) intentional misconduct, fraud or a knowing violation of law or (ii) for the payment of dividends in violation of Nevada Revised Statutes 78.300.

      Nevada Revised Statutes 78.751 and 78.7502 contains provisions permitting a Nevada corporation, such as Elektryon, to provide indemnification for its officers and directors for losses incurred in connection with their service to the corporation in these capacities. The Articles of Incorporation contain provisions requiring indemnification by Elektryon of its directors, officers, employees and agents, and of persons serving at the request of Elektryon as a director, officer, employee or agent of any other enterprise, to the fullest extent permitted by law.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

      The Company's financial statements are currently being audited but the audit is not yet completed. The Company will file its audited financial statements by amendment to this Form 10 when they are available.

      See pages F-1 to F-17 of this Form 10 for the Company's unaudited financial statements and accompanying notes.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

      To be filed by amendment with the Company's audited financial statements.

ITEM 15.    FINANCIAL STATEMENTS AND EXHIBITS.

      (a)   FINANCIAL STATEMENTS

            The following financial statements are exhibits to this Form 10:

            Unaudited Balance Sheets as of December 31, 1998, 1999 and 2000

            Unaudited Statements of Operations for the years ended December 31, 1998, 1999, 2000 and cumulative since April 1994 (date of inception) to December 31, 2000

            Unaudited Statements of Stockholders' Equity for the period from April 1994 (date of inception) to December 31, 1998 and for the years ended December 31, 1998, 1999 and 2000

            Unaudited Statements of Cash Flow for the years ended December 31, 1998, 1999 and 2000 and cumulative since April 1994 (date of inception) to December 31, 2000

            Notes to Unaudited Financial Statements

      (b)   EXHIBITS


Exhibit No.                              Description
-----------                              -----------
   2.1        Asset Acquisition Agreement between Solo Energy Corporation and
              Elektryon dated April 16, 2001.

Exhibit No.                              Description
-----------                              -----------

   2.2        Liquidating Trust Agreement.

   2.3        Plan of Reorganization of Elektryon.

   3.1        Amended and Restated Articles of Incorporation of Elektryon dated
              August 21, 2000.

   3.2        Amended and Restated By-Laws of Elektryon dated August 21, 2000.

   9.1        Voting Agreement dated as of February 28, 2001, among Elektryon,
              Philip C. Meisinger, Gene E. Stinson and Curtis Olson.

   9.2        Voting Agreement dated as of November 11, 2000, as amended
              January 19, 2001, between Elektryon and Edwin Wheeler.

   10.1       Employment Agreement dated December 15, 2000, as amended on
              February 12, 2001, between Elektryon and Joanne Firstenberg.

   10.2       Employment Agreement dated November 7, 2000, as amended on
              February 12, 2001, between Elektryon and Michael E. Holmstrom.

   10.3 Separation and Release Agreement, dated as of February 28, 2001, among Elektryon, Philip C. Meisinger and Gene E. Stinson.

   10.4       Release, dated as of February 28, 2001, among Elektryon, Philip C.
              Meisinger and Gene E. Stinson.

   10.5       Pledge Agreement, dated as of February 28, 2001, made by Philip
              C. Meisinger in favor of Elektryon.

   10.6       Pledge Agreement, dated as of February 28, 2001, made by Gene E.
              Stinson in favor of Elektryon.

   10.7       Promissory Note, dated as of February 28, 2001, made by Philip C.
              Meisinger in favor of Elektryon.

   10.8       Promissory Note, dated as of February 28, 2001, made by Gene E.
              Stinson in favor of Elektryon.

   10.9 Agreement and Release, dated January 9, 2001, between Elektryon and Edwin W. Wheeler.

                                    ELEKTRYON


                          INDEX TO FINANCIAL STATEMENTS


                                                                          Page
Unaudited Balance Sheets as of December 31, 1998, 1999 and 2000.......     F-2

Unaudited Statements of Operations for the years ended December 31,
1998, 1999, 2000 and cumulative since April 1994 (date of inception) to
December 31, 2000.....................................................     F-3

Unaudited Statements of Stockholders' Equity for the period from April
1994 (date of inception) to December 31, 1998 and for the years ended
December 31, 1998, 1999 and 2000......................................     F-4

Unaudited Statements of Cash Flow for the years ended December 31,
1998, 1999, 2000 and cumulative since April 1994 (date of inception) to
December 31, 2000.....................................................     F-5

Notes to Unaudited Financial Statements...............................     F-6

                                    ELEKTRYON
                        (A Development Stage Enterprise)

                                    ELEKTRYON
                     UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                  December 31,    December 31,    December 31,
                                                      1998            1999            2000
                                                  ------------    ------------    ------------
                          Assets

Current assets:
    Cash and cash equivalents .................   $     31,528    $  6,413,601    $  7,515,099
    Inventory:
       Raw materials ..........................                                      9,234,838
       Work in process and finished goods .....                                      3,275,917
    Other current assets ......................        174,960         101,733         837,612
                                                  ------------    ------------    ------------
Total current assets ..........................        206,488       6,515,334      20,863,466
    Property plant and equipment, net .........        407,994         437,814       3,935,940
    Other assets ..............................         10,200          34,165          32,094
                                                  ------------    ------------    ------------
Total assets ..................................   $    624,682    $  6,987,313    $ 24,831,500
                                                  ============    ============    ============


           Liabilities and Stockholders' Equity
Current liabilities:

    Accounts payable ..........................   $    217,529    $    230,526    $  4,630,574
    Accrued expenses ..........................                        117,000          25,874
    Current portion of long-term debt .........         90,243          73,434          51,044
    Other current liabilities .................                         12,600         101,713
                                                  ------------    ------------    ------------
Total current liabilities .....................        307,772         433,560       4,809,205
    Long-term debt ............................        202,734         130,812          89,073
                                                  ------------    ------------    ------------
Total liabilities .............................   $    510,506    $    564,372    $  4,898,278

Stockholders, equity:
    Common stock; $.001 par value,
    authorized 25,000,000, 25,000,000 and
    125,000,000 in 1998, 1999 and 2000,
    respectively; issued and outstanding;
    4,062,293, 5,268,417 and 7,416,545
    in 1998, 1999 and 2000 respectively .......   $      4,062    $      5,268    $      7,416
    Paid in capital ...........................      4,536,993      17,890,350      47,180,939
    Deficit accumulated during the
    development stage .........................     (4,426,879)    (11,472,677)    (27,255,133)
                                                  ------------    ------------    ------------
Total stockholders' equity ....................        114,176       6,422,941      19,933,222
                                                  ------------    ------------    ------------

Total liabilities and stockholders' equity ....   $    624,682    $  6,987,313    $ 24,831,500
                                                  ============    ============    ============

                                    ELEKTRYON
                        (A Development Stage Enterprise)


                                    ELEKTRYON

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 1998, 1999, 2000 and cumulative since April
                 1994 (date of inception) to December 31, 2000


                                               December 31,         December 31,        December 31,        Cumulative
                                                   1998                1999                 2000          Since Inception
                                              ------------         ------------         ------------      ---------------
Net sales ............................                                                  $    190,000         $    190,000
Cost of sales ........................                                                       134,374              134,374
                                              ------------         ------------         ------------         ------------
Gross profit .........................                                                        55,626               55,626
Operating Costs and Expenses:
   Research and development expense ..           1,460,930            2,850,703           11,810,989           16,893,637
   Selling, general and administrative
     expense .........................           1,326,920            3,408,598            4,487,594           10,061,258
                                              ------------         ------------         ------------         ------------
Operating loss .......................          (2,787,850)          (6,259,301)         (16,242,957)         (26,899,269)
Other income (expense):
    Royalty Expense ..................            (778,788)            (778,788)
    Interest Income ..................             456,153              456,153
    Other ............................             (26,769)              (7,709)               4,348              (33,729)
                                              ------------         ------------         ------------         ------------
Net loss before income taxes .........          (2,814,619)          (7,045,798)         (15,782,456)         (27,255,133)
Provision for income taxes ...........                  --                   --                   --                   --
                                              ------------         ------------         ------------         ------------
Net income (loss) ....................        $ (2,814,619)        $ (7,045,798)        $(15,782,456)        $(27,255,133)
                                              ============         ============         ============         ============

Income per Common Share:
Basic and Diluted ....................               (0.80)               (1.56)               (2.42)               (4.18)
                                              ============         ============         ============         ============
Weighted average common shares
    outstanding ......................           3,539,912            4,530,111            6,521,193            6,521,193
                                              ============         ============         ============         ============

                                    ELEKTRYON
                        (A Development Stage Enterprise)

                                    ELEKTRYON

      UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                             AND COMPREHENSIVE LOSS


For the period from April 1994 (date of inception) to December 31, 1998 and the years ended December 31, 1998, 1999 and 2000


                                                                                              Deficit
                                                                                            Accumulated
                                            Common Stock             Common Stock            During the
                                              Number of              and Paid-in            Development
                                               Shares                  Capital                 Stage                      Total
                                             ---------               ----------              -----------               ----------
Balance, January 1, 1994 .......                    --             $         --             $         --             $         --
Capital contributions ..........             2,450,310                4,054,008                                         4,054,008
Common Stock issued for services             1,612,083                  487,047                        -                  487,047
Net loss .......................                                                              (4,426,879)              (4,426,879)
                                             ---------               ----------              -----------               ----------
Balance, December 31, 1998 .....             4,062,393                4,541,055               (4,426,879)                 114,176
Capital contributions ..........               697,283               11,718,859                                        11,718,859
Common stock issued for services               421,342                  800,666                                           800,666
Common stock issued for royalty
    agreements .................                64,899                  778,788                                           778,788
Common stock issued for land ...                22,500                   56,250                                            56,250
Net loss .......................                                                              (7,045,798)              (7,045,798)
                                             ---------               ----------              -----------               ----------
Balance, December 31, 1999 .....             5,268,417               17,895,618              (11,472,677)               6,422,941
Capital contributions ..........             1,799,726               26,369,116                                        26,369,116
Common stock issued for services               348,402                2,923,622                                         2,923,622
Net loss .......................                                                             (15,782,456)             (15,782,456)
                                             ---------               ----------              -----------               ----------
Balance December 31,2000 .......             7,416,545               47,188,356              (27,255,133)              19,933,223
                                             =========               ==========              ===========               ==========

                                    ELEKTRYON
                        (A Development Stage Enterprise)


                                    ELEKTRYON
                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

     For the years ended December 31, 1998, 1999, 2000 and cumulative since
                       April 1994 (date of inception) to

                                                     December 31,         December 31,         December 31,         Cumulative
                                                        1998                 1999                 2000           Since Inception
                                                    ------------         ------------         ------------       ---------------
Cash Flows from Operating Activities:
    Net loss ...............................        $ (2,814,619)        $ (7,045,798)        $(15,782,456)        $(27,255,133)
    Adjustments to reconcile net loss to net
      cash used in operating activities:
    Depreciation and amortization ..........              59,380               89,712              312,031              480,592
    Common stock issued for services .......                  --              800,666            2,923,622            4,211,335
    Common stock issued for royalty
      agreements ...........................                  --              778,788                   --              778,788
    Increases (decreases) in operating
      accounts:
    Inventory ..............................                  --                   --          (12,510,755)         (12,510,755)
    Other current assets ...................             (75,975)              73,227             (735,879)            (837,612)

    Accounts payable and accrued expenses ..             187,390              129,997            4,308,921            4,656,448
    Other current liabilities ..............              79,930               (4,209)              66,723              152,757
                                                    ------------         ------------         ------------         ------------
Net cash used in operating activities ......          (2,563,894)          (5,177,617)         (21,417,793)         (30,323,580)
                                                    ------------         ------------         ------------         ------------

Cash Flows from Investing Activities:
    Purchase of property, plant and
       equipment ...........................            (329,131)            (118,498)          (3,808,086)          (4,413,428)
    Investment in Patent ...................                  --              (25,000)                  --              (35,200)
    Common stock issued for land purchase ..                  --               56,250                   --               56,250
                                                    ------------         ------------         ------------         ------------
Cash used in investing activities ..........            (329,131)             (87,248)          (3,808,086)          (4,392,378)
                                                    ------------         ------------         ------------         ------------
Cash Flows from Financing Activities:

    Contributed capital ....................           2,108,493           11,718,860           26,369,116           42,141,984
    Long-term debt incurred ................             133,200              (71,922)             (41,739)              89,073
                                                    ------------         ------------         ------------         ------------
Cash provided by financing activities ......           2,241,693           11,646,938           26,327,377           42,231,057
                                                    ------------         ------------         ------------         ------------
Increase (decrease) in cash ................            (651,332)           6,382,073            1,101,498            7,515,099
Cash and cash equivalents, beginning .......             682,860               31,528            6,413,601                   --
                                                    ------------         ------------         ------------         ------------
Cash and cash equivalents, ending ..........        $     31,528         $  6,413,601         $  7,515,099         $  7,515,099
                                                    ============         ============         ============         ============

                                    ELEKTRYON
                        (A Development Stage Enterprise)


              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.       DESCRIPTION OF THE COMPANY

         Elektryon, a Nevada corporation (also referred to herein as the "Company"), is a development stage company that develops, assembles and will shortly begin to market the POWR/MASTR(TM), a natural gas-fueled product designed to generate uninterruptible electricity on-site for the rapidly growing distributed generation market. Elektryon was incorporated as a Nevada corporation on March 1, 1994 under the name Engine Corporation of America. On February 12, 1996, the Company changed its name to Engine World, Inc., and on June 1, 2000, the Company changed its name to Elektryon. Elektryon's principal executive offices are located at 6565 Spencer Street, Suite 206, Las Vegas, Nevada 89119.

                                    ELEKTRYON
                        (A Development Stage Enterprise)


        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


1.       DESCRIPTION OF THE COMPANY (CONTINUED)


         The Company has incurred significant operating losses since its inception. Management anticipates incurring additional losses until the Company can produce sufficient revenues to cover costs. There can be no assurance that the Company will achieve or sustain profitability or positive cash flow from its operations.

         To date, the Company has funded its activities primarily through private equity funding. The Company has received proceeds of $42,141,984 through the issuance of common stock from 1996 to 2000. The Company expects to obtain additional funding through private or public equity offerings until such time as it achieves positive cash flow from operations; however, there can be no assurance that such financing will be available on terms satisfactory to the Company or that positive operating cash flows will be achieved.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES:

         The financial statements of the Company have been prepared in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         CASH AND CASH EQUIVALENTS:

         Cash and cash equivalents include cash on hand and short term investments with original maturities of three months or less.

         PROPERTY, PLANT AND EQUIPMENT AND LONG-LIVED ASSETS:

         Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives ranging from 2 to 10 years. Leasehold improvements are amortized over the period of the lease or the estimated useful life of the assets, whichever is shorter. Amortization of assets under capital leases is included with depreciation and amortization expense.

         Certain costs associated with obtaining and licensing patents are capitalized as incurred and are amortized on a straight-line basis over estimated useful lives up to 17 years. The Company reviews long-lived assets and identifiable intangible assets for impairment whenever any events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

                                    ELEKTRYON
                        (A Development Stage Enterprise)


        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


         RESEARCH AND DEVELOPMENT

         Research and development expenses consist principally of expenditures for research, including the assembly and testing of generators conducted by the Company and arrangements made with vendors. All research and development costs are expensed as incurred.

         ACCOUNTING FOR STOCK-BASED COMPENSATION

         Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" was effective for the Company beginning January 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models even though such models were developed to estimate the fair value of freely tradable and fully transferable options, with vesting restrictions, which significantly differ from the Company's stock option awards. Companies are permitted, however, to continue to apply Accounting Principle Board Opinion ("APB Opinion") No. 25, "Accounting for Stock Issued to Employees," which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company has elected to continue to apply APB Opinion No. 25 in its employee stock-based compensation arrangements (see Note). Expense for common stock options granted to non-employees is recorded based upon the fair value of the equity instrument awarded calculated through the use of an option pricing model.

         RISK CONCENTRATIONS

         Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company places its cash equivalents with high credit quality institutions.

         Because the company has been in the development stage, it has had only one customer during the periods presented.

         There is a sole source of the automatic paralleling switch unit, a key component, used in the Company's product. The Company is not aware of any other suppliers who would produce these units to the Company's specifications and time requirements. Although the Company is working to redesign its product to allow for multiple switch unit sources, the Company could see significant delays and interruptions.

NET LOSS PER COMMON SHARE

         Basic loss per common share is computed using the weighted-average number of common shares outstanding for the period. Diluted loss per share excludes incremental shares related to employee stock options due to their antidilutive effect as a result of the Company's net loss from operations for the periods presented.

                                    ELEKTRYON
                        (A Development Stage Enterprise)

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         SUPPLEMENTAL CASH FLOW INFORMATION

         During 1998, 1999, and 2000, the Company issued $2,108,493, $13,354,563 and $29,292,738 of common stock.

         During 1999 and 2000, the Company issued $800,666 and $2,923,622 of common stock for services rendered by several vendors, all of which was expensed during 1999 and 2000. The expense was recorded at the estimated fair market value of services rendered. In addition, the Company issued $778,788 of common stock for the purchase of the royalty rights of certain shareholders all of which was expensed in 1999.

         SEGMENT REPORTING

         The Company is considered to be a single operating segment in conformity with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." The business activities of said operating segment are the development, manufacture and sale of on-site energy systems.

         INCOME TAXES

         Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Due to the uncertainty surrounding the realization of the benefits of its past losses and deferred tax assets, the Company has placed a 100% valuation allowance against its deferred income tax assets.

         INVENTORY

         Inventories are stated at the lower of cost (first-in, first-out basis) or market (net realizable value).

         RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 2000. We do not expect SFAS No. 133 to have a material effect on our financial condition or results of operations.

         In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements, " which was subsequently updated by SAB 101A. SAB 101 and SAB 101A summarize certain of the SEC's views in applying accounting principles generally accepted

                                    ELEKTRYON
                        (A Development Stage Enterprise)

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

in the United States to revenue recognition in financial statements.
The Company does not anticipate any material impact resulting from the adoption of SAB 101.

         In March 2000, the FASB issued Interpretation 44, "Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB Opinion No. 25 ("FIN 44"), which among other issues, addresses repricing and other modifications made to previously issued stock options. The Company does not anticipate any material impact resulting from the adoption of FIN 44.

         In July 2000, the Emerging Issues Task Force (EITF) reached a final consensus on Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. When adopted, EITF No. 00-10 requires that all amounts billed to customers in sale of transactions related to shipping and handling be classified as revenue. The Company does not anticipate any material impact resulting from EITF No. 00-10.

         SEGMENT REPORTING

         SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial statements. It also established standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of a business, for which separate financial information is available, that management regularly evaluates in deciding how to allocate resources and assess performance. We do not expect SFAS No. 131 to have a material effect on our financial condition or results of operations.

                                    ELEKTRYON
                        (A Development Stage Enterprise)

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment at December 31, 1998 and 1999 and 2000 consisted of the following:

                                      December 31,     December 31,      December 31,
                                         1998              1999              2000
                                       --------        ----------        ----------
         Leasehold improvements        $200,617        $  215,389        $  818,667
         Machinery and
          equipment ...........         286,225           333,701         3,538,509
         Land .................              --            56,250            56,250
                                       --------        ----------        ----------
                                        486,842           605,340         4,413,426
         Less accumulated
          depreciation ........          78,848           167,256           477,486
                                       --------        ----------        ----------
         Property, plant and
          equipment, net ......        $407,994        $  437,814        $3,935,940
                                       ========        ==========        ==========

         Depreciation and amortization expense was approximately $78,848, $88,677 and $309,960 for the years ended December 31, 1998, 1999 and 2000.

4.       LONG-TERM DEBT

         Long-term debt at December 31, 1998, 1999 and 2000 consisted of the following:


                                                           1998            1999            2000
                                                         --------        --------        --------
         Notes Payable for Fixed Assets .........        $247,977        $204,246        $140,117
         Notes Payable - Officers ...............          45,000              --              --
                                                         --------        --------        --------
                                                          292,977         204,246         140,117
         Less - current portion of long-term debt          90,243          73,434          51,044
                                                         --------        --------        --------
                                                         $202,734        $130,812        $ 89,073
                                                         ========        ========        ========

         The maturities of long-term debt beginning January 1, 2000 are as follows:

                         Year                         Amount
                         ----------                ----------
                         2001                      $   51,044
                         2002                          51,858
                         2003                          27,909
                         Thereafter                        --
                                                   ----------
                                                   $  140,117
                                                   ==========


                   NOTES TO FINANCIAL STATEMENTS, (Continued)

                                    ELEKTRYON
                        (A Development Stage Enterprise)

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.       INCOME TAXES

         Significant components of the Company's deferred income tax assets (liabilities) and related valuation allowance at December 31, 1998, 1999, and 2000 are as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                                ---------------------------
                                                                1998         1999      2000
                                                                ----         ----      ----
         Current deferred income tax assets:

                  Other ..................................
         Current deferred income tax liabilities:
                  Other ..................................

         Net Current deferred income tax asset (liability)

         Long-term deferred assets:
                  Net operating loss carryforwards .......
                  Tax credit carryforwards ...............

         Net long-term deferred income tax asset .........
         Valuation allowance .............................

         Total deferred income tax asset .................      $   0       $   0      $  0
                                                                =====       =====      ====

         Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future income tax returns, the Company has place a 100% valuation allowance against its otherwise recognizable deferred income tax assets.

         The Company's net operating loss and tax credit carryforwards for federal and state income tax purposes at December 31, 1998, 1999, and 2000 are as follows:

                                                               EXPIRATION PERIOD
                                                               -----------------
         Federal, NOL....................................      $ 27.3 million
         Federal tax credit carryforwards................      $  9.6 million

         The net operating losses and federal tax credits can be carried forward to offset future taxable income, if any.

                                    ELEKTRYON
                        (A Development Stage Enterprise)

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.       INCOME TAXES (CONTINUED)

         A reconciliation of income tax benefit to the federal statutory rate follows:

                                                                          YEAR ENDED DECEMBER 31,
                                                                -------------------------------------------
                                                                  1997              1998             1999
                                                                ---------         ----------       --------
         Federal income tax at the statutory rate..........
         Other.............................................
         Valuation allowance...............................
                                                                $                 $                $
                                                                =========         ==========       ========

6.       STOCK OPTION PLANS

         The Company has granted options for the purchase of up to 1,227,234 shares of the Company's common stock. These grants are summarized in the table below.

         Prior to 2000, the Company issued common stock options at exercise prices equal to, or greater than, the fair value of its common stock. Accordingly, no stock-based compensation was recorded for those periods.

         Information relating to the outstanding stock options is as follows:

                                                    SHARES        WEIGHTED-
                                                                  AVERAGE
                                                                  EXERCISE PRICE
                                                   -------        --------------
         Outstanding at January 1, 1997                 --           --
                  Granted .............            920,000        $1.22
                  Exercised ...........                 --           --
         Canceled .....................                 --           --

                                    ELEKTRYON
                        (A Development Stage Enterprise)

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.       STOCK OPTION PLANS (CONTINUED)


                                                                         WEIGHTED-
                                                                         AVERAGE
                                                    SHARES            EXERCISE PRICE
                                                    -------           --------------
         Outstanding December 31, 1998 .              920,000            $ 1.22
         Granted .......................               66,034             10.28

         Exercised .....................                   --                --
         Canceled ......................                   --                --

         Outstanding December 31, 1999 .              986,034              1.86

         Granted .......................              241,200             14.60
         Exercised .....................               35,734             10.80
         Canceled ......................                   --                --

         Outstanding December 31, 2000 .            1,191,500              4.17


         Additional information regarding options outstanding at December 31, 1999, is as follows:

                                                           Outstanding
                                             -----------------------------------------
                                                                Average       Weighted
                                                                Remaining     Average
                                              Common            Life          Exercise
         Exercise Price                       Stock             (Years)       Price
         --------------                       -------           ----------    ---------
         $ 1.00 to $8.00...............       905,000           3 years       $  1.04

         $10.00 to 20.00...............       286,500           2 years         13.88
                                              -------           ----------    ---------

If the Company recognized employee stock option-related compensation expense in accordance with SFAS No. 123 and used the minimum value method for determining the fair value of options granted after December 31, 1998, its net loss attributable to common stockholders and net loss per share -- basic and diluted would have been $xxx,xxx, and $xxx,xxx, respectively, for the years ended December 31, 1998 and 1999. In computing the impact of SFAS No. 123, the weighted-average fair value of $.xx, and $.xx for 1998 and 1999 stock option grants, respectively, was estimated at the dates of grand using the minimum value model with the following assumptions for 1998 and 1999: risk-free interest rate of approximately 6.0 and 5.3 percent, and no assumed dividend yield. The weighted average expected life of the options was x and x years for 1998 and 1999, respectively.

For purposes of determining the SFAS No. 123 pro forma compensation expense, the weighted-average fair value of the options is amortized over the vesting period.

                                    ELEKTRYON
                        (A Development Stage Enterprise)

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.       RELATED PARTY TRANSACTIONS

         The Company acquired certain intellectual property in 1996 from its three principal shareholders in exchange for 3,000,000 shares of common stock.

         The Company paid $255,000, $552,000 and $646,000 in consulting compensation to its three largest shareholders in 1998, 1999, and 2000, respectively.

8.       COMMITMENTS AND CONTINGENCIES

         The Company leases office, manufacturing and warehouse space under various non-cancelable operating leases. Rent expense related to these leases amounted to approximately $49,000, $70,900 and $140,400 for the years ended December 31, 1998, 1999 and 2000, respectively.

         At December 31, 2000, the Company's commitments under noncancelable operating and capital leases were as follows:

                                                   2000
                                                ----------
                  Year Ending                   Operating
                  December 31:                    Leases
                  ------------                  ----------
         2001............................          126,250
         2002............................          126,250
         2003............................           73,292
         2004............................           70,437
         2005............................           70,437
         Thereafter .....................          164,354
                                                ----------
           Total minimum lease payments..       $  631,020
                                                ==========

         The Company had approximately $4.6 million in outstanding purchase orders at December 31, 2000 with various suppliers and vendors that will come due in the ordinary course of business during 2001.

10.      SUBSEQUENT EVENTS

     In May, 2000 the Company amended its Articles of Incorporation to authorize 125,000,000 shares of Common Stock at $ .001 par value.

          The Solo Transaction

         The Board of Directors of Elektryon has adopted a plan of reorganization (the "Plan of Reorganization"), subject to shareholder approval, pursuant to which Elektryon has entered into an Asset Acquisition Agreement with

                                    ELEKTRYON
                        (A Development Stage Enterprise)

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Solo Energy Corporation ("Solo") pursuant to which Solo will acquire substantially all of Elektryon's assets in exchange for (a) $5 million in cash, subject to adjustment, (b) 51,878,788 shares of Solo's common stock, par value [$.0001] per share ("Solo Common Stock"), (c) up to 36,363,636 additional shares of Solo Common Stock to the extent Elektryon achieves specified sales and other goals after the closing of the proposed transaction, and (d) Solo's assumption of specified liabilities of Elektryon. The 51,878,788 shares of Solo Common Stock to be received by Elektryon (including shares to be deposited in an escrow account but not including any earn-out shares) together with the shares of Solo Common Stock issuable upon exercise of options to be granted to executive officers of Elektryon upon consummation of the transaction (adjusted by the treasury stock method) will represent approximately 56% of the then outstanding shares of Solo Common Stock after giving effect to (i) the exercise of all outstanding warrants of Solo to purchase shares of Solo convertible preferred stock at $1.65 per share or less and (ii) the conversion of all then outstanding Solo convertible preferred stock (including the shares of Solo convertible preferred stock referred to in clause (i)). This percentage will be reduced by any future sales of securities by Solo. Elektryon understands that Solo is currently seeking to raise approximately $30 million through the sale of a series of convertible preferred stock at a price equivalent to $1.65 per share of Solo Common Stock. There can be no assurance that any such sale will occur or what the aggregate dollar amount or per share price will be if a sale occurs.

         In connection with the Asset Acquisition, the Company intends to seek a waiver and release of certain identified potential securities claims which the Company's shareholders may have against the Company and representatives of the Company in connection with the sale of the Company's securities. Shareholders who sign a waiver and release of such claims will receive an additional fraction of a share of common stock, par value $0.001 per share ("Common Stock"), of Elektryon for each share of Common Stock they purchased for more than $11.00 per share in cash or, if they purchased their shares for $11.00 per share or less or did not pay any cash for shares, nominal consideration of $10.00 per holder, regardless of the number of shares held. Solo's obligations under the Asset Acquisition Agreement are conditioned on Elektryon's obtaining such waivers from shareholders representing at least 60% of the aggregate shares of Common Stock held by all of Elektryon's shareholders. Only shareholders of Elektryon who are "accredited investors" (as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act")) will be asked to waive and release such claims at the time of such solicitation.

         If Elektryon's Plan of Reorganization, including the Asset Acquisition Agreement, is approved by Elektryon's shareholders and the Asset Acquisition is consummated, Elektryon will wind up its affairs and transfer its assets to a liquidating trust (the "Liquidating Trust"). Elektryon's shareholders will receive beneficial interests in the Liquidating Trust in proportion to their respective interests in Elektryon.

         If the Asset Acquisition is consummated, Elektryon will transfer substantially all of its assets to Solo and wind up its business.

                                    ELEKTRYON
                        (A Development Stage Enterprise)

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.      SUBSEQUENT EVENTS  (CONTINUED)

         The Settlement With the Company's Former Directors

         Pursuant to a Separation and Release Agreement dated as of February 28, 2001 (the "Separation and Release Agreement"), the Company on the one hand and Messrs. Meisinger and Stinson (the "Former Directors") on the other hand settled and released all claims against each other. The Separation and Release Agreement provides for the termination of the Former Directors' employment with the Company and their resignation from its Board of Directors. The Separation and Release Agreement also terminates all other agreements between the Company and the Former Directors, including the termination of stock option grants to purchase 620,000 shares of Common Stock, and provides for the assignment by the Former Directors of their alleged rights in any Elektryon intellectual property.

         The Former Directors surrendered an aggregate of 461,950 shares of Common Stock to the Company, paid the Company an aggregate of $2,500,000 and gave the Company promissory notes for an aggregate of $10,257,000, which notes are non-recourse to the Former Directors but are secured by Former Directors' remaining shares of Common Stock not surrendered to the Company in connection with the settlement. The Former Directors agreed to restrictions on their right to transfer their remaining shares of Common Stock and principal and interest on the agreed to apply proceeds from any permitted sales of their shares to repay the promissory notes. In the event a Former Director breaches the Separation and Release Agreement, the Company may elect to repurchase such Former Director's shares of Common Stock for a purchase price of $15.00 per share of Common Stock. In addition, the Former Directors agreed to subject their remaining shares of Common Stock to a voting trust agreement, which provides that the Former Directors have appointed Curtis Olson, a director of the Company, their proxy and attorney-in-fact with respect to the voting of such shares. Under the voting agreement, Mr. Olson will vote the Former Directors' shares of Common Stock in the same proportion as the votes cast or consents given by all holders of Common Stock except the Former Directors and persons affiliated with them. The voting agreement also prohibits the Former Directors from soliciting proxies, engaging in tender offers or taking other steps to affect the composition of the Company's Board of Directors or its affairs and policies.

         Pursuant to an Agreement and Release, dated as of January 19, 2001, between the Company and Edwin Wheeler, a former director of the Company, Mr. Wheeler agreed to (a) contribute 550,000 shares of Common Stock to the Company at no cost to the Company, (b) purchase 75,000 shares of Common Stock from the Company for a purchase price of $20.00 per share, (c) acknowledge that the options to purchase 310,000 shares of Common Stock granted to him by the Company were cancelled, and (d) sever any and all relationships with the Company other than in his capacity as the beneficial owner of shares of Common Stock. Mr. Wheeler also agreed to release any claims he may have had against the Company. The Company in turn agreed not to sue Mr. Wheeler in connection with his sales of shares of Common Stock or any other incident arising directly or indirectly from his performance of services for the Company. Wheeler further agreed not to use or disclose any proprietary information of the Company.

         The remaining shares of Common Stock owned by Mr. Wheeler as amended on January 1, 2001 are subject to the terms of a voting agreement, dated as of November 11, 2000, as amended on January 1, 2000, between Mr. Wheeler and Elektryon. Pursuant to the voting agreement, Mr. Wheeler appointed the Company's independent directors as his proxy and attorneys-in-fact with respect to the voting of his shares of Common Stock. Under the voting agreement the directors will vote Mr. Wheeler's shares in the same proportion as votes cast or consents given by all holders of Common Stock except Mr. Wheeler and persons affiliated with him. The voting agreement also prohibits him from soliciting proxies, engaging in tender offers or taking other steps to affect the Company's Board of Directors or its affairs or policies.

         Litigation

         On March 9, 2001, Bill Eggar, Mike Lewis and E.L. Energy Connection, Inc. commenced an action against Elektryon and Philip Meisenger in the District Court of Ector County, Texas alleging that defendants breached (i) an agreement to pay finder's fees to Messrs. Eggar and Lewis for introducing investors to Elektryon, and (ii) an agreement to buy out an alleged distribution agreement pursuant to which plaintiffs marketed Elektryon's products to prospective customers. Plaintiffs are seeking unspecified money damages, an accounting with respect to proceeds from the sale of shares of Elektryon Common Stock, and specific performance of the alleged agreement to buy out the alleged distribution agreement for 35,000 shares of Common Stock. The Company believes the asserted claims are not material to its operations and will vigorously defend against the claims.

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed by the undersigned, thereunto duly authorized.

                                    ELEKTRYON


Dated:  April 30, 2001              By:  /s/ Michael E. Holmstrom
                                         ------------------------
                                         Michael E. Holmstrom
                                         President

                                    By:  /s/ Joanne Firstenberg
                                         ----------------------
                                         Joanne Firstenberg
                                         General Counsel

                                 EXHIBITS INDEX

Exhibit No.                              Description
-----------                              -----------
   2.1        Asset Acquisition Agreement between Solo Energy Corporation and
              Elektryon dated April 16, 2001.

   2.2        Liquidating Trust Agreement

   2.3        Plan of Reorganization of Elektryon

   3.1        Amended and Restated Articles of Incorporation of Elektryon dated
              August 21, 2000.

   3.2        Amended and Restated By-Laws of Elektryon dated August 21, 2000.

   9.1        Voting Agreement dated as of February 28, 2001, among Elektryon,
              Phil C. Meisinger, Gene E. Stinson and Curtis Olson.

   9.2        Voting Agreement dated as of November 11, 2000, as amended
              January 19, 2001, between Elektryon and Edwin Wheeler.

   10.1       Employment Agreement dated December 15, 2000, as amended on
              February 12, 2001, between Elektryon and Joanne Firstenberg,
              General Counsel.

   10.2       Employment Agreement dated November 7, 2000, as amended on
              February 12, 2001, between Elektryon and Michael E. Holmstrom.

   10.3 Separation and Release Agreement, dated as of February 28, 2001, among Elektryon, Philip C. Meisinger and Gene E. Stinson.

   10.4       Release, dated as of February 28, 2001, among Elektryon, Philip.
              Meisinger and Gene E. Stinson.

   10.5       Pledge Agreement, dated as of February 28, 2001, made by Philip
              C. Meisinger in favor of Elektryon.

   10.6       Pledge Agreement, dated as of February 28, 2001, made by Gene E.
              Stinson in favor of Elektryon.

   10.7       Promissory Note, dated as of February 28, 2001, made by Philip C.
              Meisinger in favor of Elektryon.

   10.8       Promissory Note, dated as of February 28, 2001, made by Gene E.
              Stinson in favor of Elektryon.

Exhibit No.                              Description
-----------                              -----------
   10.9       Agreement and Release, dated January 9, 2001, between Elektryon and Edwin W. Wheeler.


                                      E-2